Exhibit 2.1

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into as of the 31st day of March, 2023, between The Durwood Wayne Williams Revocable Trust, the Collins Family Living Trust (each a “Seller” and collectively the “Sellers”) and Durwood W. Williams (“Williams”), an individual resident of North Carolina, Bartley E. Collins (“Collins” and together with the Sellers and Williams, the “Seller Parties” and each individually, a “Seller Party”), an individual resident of Georgia, and DecisionPoint Systems, Inc., a Delaware corporation (“Buyer”).

RECITALS:

WHEREAS, Sellers directly own, in the aggregate, all of the issued and outstanding shares of stock (the “Shares”), of Macro Integration Services, Inc., a corporation organized under the laws of the State of North Carolina (“Company”);

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Sellers’ desire to sell to Buyer, and Buyer desires to acquire from Sellers, all of the Shares;

WHEREAS, Williams and Collins are the trustees of the Sellers; and

WHEREAS, the Seller Parties and Buyer desire to make certain representations, warranties and agreements in connection with, and also to prescribe certain conditions to, the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and the Seller Parties, intending to be legally bound, hereby agree as set forth herein.

ARTICLE 1

Definitions

1.1 Definitions. Certain terms used in this Agreement shall have the meanings set forth in Article 11, or elsewhere herein as indicated in Article 11.

1.2 Accounting Terms. Accounting terms used in this Agreement and not otherwise defined herein shall have the meanings attributed to them under GAAP, except as may otherwise be specified herein.

ARTICLE 2

Purchase and Sale; Closing; Closing Conditions

2.1 Stock Purchase and Sale. Subject to the terms and conditions of this Agreement, at the Closing, Sellers shall sell, assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire from Sellers, all of Sellers’ right, title and interest in and to all of the Shares.

2.2 Purchase Price. The aggregate purchase price (the “Purchase Price”) for all of the Shares shall be an amount equal to:

(a) A cash payment (the “Cash Purchase Price”) to Sellers equal to:

(i) Ten Million Five Hundred Thousand Dollars ($10,500,000);

(ii) minus an amount equal to any Closing Indebtedness; and

(iii) plus the amount, if any, by which the Closing Working Capital exceeds the Working Capital Target, or minus the amount, if any, by which the Working Capital Target exceeds the Closing Working Capital.

(b) Conditional payments (each a “Conditional Earnout Payment”), payable over two (2) years, structured as follows:

1. Year 1 Earnout: Should Company’s EBITDA for the first full twelve-month period following the Closing Date (the “First Earnout Period”) equal or exceed $1,750,000, then Buyer shall pay Sellers an earnout in accordance with Schedule A attached hereto (the “Year 1 Earnout”). The Year 1 Earnout shall be due and payable no later than 75 days following the end of the First Earnout Period;

2. Year 2 Earnout: Should Company’s EBITDA for the twelve- month period following the First Earnout Period (the “Second Earnout Period”) equal or exceed $2,100,000, then Buyer shall pay Sellers an earnout in accordance with Schedule A attached hereto (the “Year 2 Earnout”). The Year 2 Earnout shall be due and payable no later than 75 days following the end of the Second Earnout Period; and

During the First Earnout Period and the Second Earnout Period, the Business will be operated, and, solely for purposes of calculating the Conditional Earnout Payments, the EBITDA calculated in a manner that is consistent with the historical practice of Company. Further, during the First Earnout Period and the Second Earnout Period, the Buyer agrees that it will make no major changes to the administration or operation of the Company which are likely to negatively affect the Conditional Earnout Payments.

2.3 Estimated Cash Purchase Price; Payment of Indebtedness. On the third (3rd) Business Day before the anticipated Closing Date, the Company shall estimate in good faith the amount of the Closing Indebtedness and the Closing Working Capital and deliver to Buyer a certificate (the “Closing Certificate”) setting forth such estimates and the calculation of the Estimated Cash Purchase Price (as defined below), along with reasonable supporting detail therefor, such estimates and calculations to be prepared consistent with the definitions thereof and in a manner consistent with, and using the same accounting policies, judgments, classifications, estimations, practices, procedures and methodologies (including judgments as to loss and gain contingencies and materiality determinations) as used in the preparation of, the Most Recent Financial Statements, including the policies and procedures described in Section 2.3(a) of the Disclosure Schedule (the “Accounting Policies”). As used herein, “Estimated Closing Indebtedness,” and “Estimated Closing Working Capital,” mean the estimates of the Closing Indebtedness and the Closing Working Capital set forth in the Closing Certificate, and “Estimated Cash Purchase Price” means an amount equal to the Cash Purchase Price calculated as set forth in Section 2.2, assuming for purposes of such calculation that the Closing Indebtedness is equal to the Estimated Closing Indebtedness and that the Closing Working Capital is equal to the Estimated Closing Working Capital. Subject to the terms and conditions of this Agreement, at the Closing, Buyer shall: (a) pay and deliver the Estimated Cash Purchase Price (as determined in accordance with the preceding sentence), less the Holdback Amount, the AR Holdback Amount, and the Inventory Holdback Amount (the “Closing Cash Payment”), to Sellers by means of a wire transfer of immediately available cash funds to accounts as directed by Sellers prior to the anticipated Closing Date (the “Sellers’ Account”); and (b) on behalf of the Company, pay the Indebtedness of the Company identified in Section 2.3(b) of the Disclosure Schedule (collectively, the “Closing Indebtedness”).

2.4 Post-Closing Adjustment.

2.4.1 Adjustment Statement Preparation. Within ninety (90) days after the Closing Date, Buyer shall prepare and deliver to Sellers an adjustment statement setting forth Buyer’s written, good faith determination and calculation of the amount of the Closing Indebtedness and the Closing Working Capital (the “Preliminary Adjustment Statement”), and, based on the Closing Indebtedness and the Closing Working Capital as derived therefrom, Buyer’s written, good faith determination and calculation of the Cash Purchase Price and the adjustment necessary to reconcile the Estimated Cash Purchase Price to the Cash Purchase Price (the “Preliminary Post-Closing Adjustment”). The Preliminary Adjustment Statement and the Final Adjustment Statement shall be prepared consistent with the definitions of Closing Indebtedness and Closing Working Capital and in a manner consistent with, and using the same accounting policies, judgments, classifications, estimations, practices, procedures and methodologies (including judgments as to loss and gain contingencies and materiality determinations) as used in the preparation of, the Most Recent Financial Statements, including the Accounting Policies, except that the Preliminary Adjustment Statement and the Final Adjustment Statement shall only reflect those items necessary to calculate the Closing Indebtedness and the Closing Working Capital. In preparing the Preliminary Adjustment Statement: (a) any and all effects on the assets or liabilities of the Company of any financing or refinancing arrangements entered into by Buyer (or its Affiliates) at any time on or after the Closing Date shall be entirely disregarded; (b) it shall be assumed that the Company and its lines of business shall be continued as a going concern; and (c) there shall not be taken into account any of the plans, transactions or changes that Buyer intends to initiate or make or cause to be initiated or made after the Closing Date with respect to the Company or its business or assets, or any facts or circumstances that are unique or particular to Buyer or any assets or liabilities of Buyer, or any obligation for the payment of the Cash Purchase Price hereunder.

2.4.2 Adjustment Statement Review. Sellers shall review the Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment and, if Sellers believe that either was not prepared in accordance with Section 2.4.1, Sellers shall so notify Buyer in writing no later than thirty (30) days after Sellers’ receipt of the Preliminary Adjustment Statement, setting forth in such notice Sellers’ objection or objections to the Preliminary Adjustment Statement or the Preliminary Post-Closing Adjustment with reasonable particularity of the adjustments which Sellers’ claims are required to be made thereto in order to conform same to the terms of Section 2.4.1. Buyer shall cause the Company and its officers, employees, agents and representatives to provide reasonable cooperation with the accountants and advisors of Sellers in the review of the Preliminary Adjustment Statement and, without limiting the generality of the foregoing, shall cause the books and records of the Company used by the Company in the preparation of the Preliminary Adjustment Statement to be made available during normal business hours to such representatives, and shall cause the necessary personnel of the Company to assist such representatives in their review of the Preliminary Adjustment Statement, including making available electronic files or by granting such persons reasonable access to the facilities of the Company, in each case, upon reasonable advance notice. The fees and expenses of any such accountants and advisors retained by Seller shall be paid by Sellers.

2.4.3 Adjustment Statement Dispute Resolution. If Sellers timely notify Buyer in accordance with Section 2.4.2 of an objection to the Preliminary Adjustment Statement or the Preliminary Post-Closing Adjustment, and if Buyer and Sellers are unable to resolve such dispute through good faith negotiations within fifteen (15) days after Sellers’ delivery of such written notice of objection, then the parties shall mutually engage and submit such dispute to, and same shall be finally resolved in accordance with the provisions of this Agreement by a nationally or regionally recognized, independent, public accounting firm mutually agreed upon by Sellers and Buyer in writing (which shall not have any material relationship with Buyer or Sellers) (the “Independent Accountants”). Buyer and Sellers shall have the opportunity to present their positions with respect to such disputed matters to the Independent Accountants in accordance with the requirements of this Section 2.4. The Independent Accountants shall act as an expert (and not as an arbitrator) to resolve all disputed matters based solely on presentations by Buyer and Sellers (and not by independent review) and on the definitions and other terms included in this Agreement. The Independent Accountants shall determine and report in writing to Buyer and Sellers as to the resolution of all disputed matters submitted to the Independent Accountants and the effect of such determinations on the Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment within twenty (20) days after such submission or such longer period as the Independent Accountants may reasonably require. Such determinations by the Independent Accountants shall be final, binding and conclusive as to Buyer, Sellers, and their respective Affiliates upon which a judgment may be rendered by a court having proper jurisdiction over the party against which such determination is to be enforced. With respect to each disputed item, the Independent Accountants shall adopt a position that is either equal to Buyer’s proposed position, equal to Sellers’ proposed position, or between the positions proposed by Buyer and Sellers. The fees and disbursements of the Independent Accountants shall be borne by the party (i.e., Sellers, on the one hand, and Buyer, on the other hand) that assigned an aggregate amount to items in dispute that was, on a net basis, furthest in amount from the amount finally determined by the Independent Accountants.

2.4.4 Final Adjustment Statement and Post-Closing Adjustment. The Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment shall become the “Final Adjustment Statement” and the “Final Post-Closing Adjustment,” respectively, and as such shall become final, binding and conclusive upon Buyer, Sellers, and their respective Affiliates for all purposes of this Agreement, upon the earliest to occur of the following:

(a) the mutual acceptance by Buyer and Sellers of the Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment, respectively, with such changes or adjustments thereto, if any, as may be proposed by Sellers and consented to by Buyer in writing;

(b) the expiration of thirty (30) days after Sellers’ receipt of the Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment, respectively, without timely written objection thereto by Sellers in accordance with Section 2.4.2; or

(c) the delivery to Buyer and Sellers by the Independent Accountants of the written report of their determination of all disputed matters submitted to them pursuant to Section 2.4.3.

2.4.5 Adjustment of Cash Purchase Price.

(a) If the Cash Purchase Price, as finally determined in accordance with this Section 2.4, is greater than the Estimated Cash Purchase Price, then Buyer shall pay the amount of the Final Post-Closing Adjustment to Sellers by means of a wire transfer of immediately available funds to the Sellers’ Account.

(b) If the Cash Purchase Price, as finally determined in accordance with this Section 2.4, is less than the Estimated Cash Purchase Price, then Seller Parties shall directly pay or cause to be paid to Buyer an amount in cash equal to such excess by means of a wire transfer of immediately available funds to the account of Buyer’s choosing; provided, however, that if the amount of such deficiency is not paid by Seller Parties within three (3) Business Days following final determination of the Cash Purchase Price, the Buyer may deduct such amount from the Holdback Amount, and Seller Parties shall thereafter be liable to reimburse the Buyer for such amount and make the Holdback Amount whole within three (3) Business Days thereafter. Notwithstanding anything to the contrary herein contained, to the extent that any outstanding amount is owed by Seller Parties to Buyer pursuant to this Section 2.4.5(b), Buyer may, at its sole discretion offset such amount against any Year 1 Earnout, and/or Year 2 Earnout.

(c) If the Cash Purchase Price, as finally determined in accordance with this Section 2.4, is equal to the Estimated Cash Purchase Price, then Buyer and Sellers shall make no adjustment to the Cash Purchase Price.

All payments due and payable pursuant to this Section 2.4.5 shall be made no later than three (3) Business Days after the Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment become the Final Adjustment Statement and the Final Post-Closing Adjustment, respectively, pursuant to Section 2.4.4. For Tax purposes, any payment by Buyer or Sellers (or payment on behalf of Sellers, whether from the Holdback Amount or otherwise) under this Agreement, including pursuant to Article 10, shall be treated as an adjustment to the Cash Purchase Price unless a contrary treatment is required by Law.

2.5 AR Holdback Amount. The Older AR (as defined in Section 4.19 and as listed on Schedule 4.19) if, and to the extent, received by the Company after Closing, shall be remitted to Sellers as hereinafter set forth. Each customer payment received by the Company for the period beginning on April 1, 2023 and ending on September 30, 2024 (the “Collection Period”) specifically relating to a particular receivable will be maintained by the Company, on behalf of the Sellers, and will be remitted to Sellers on a quarterly basis (the “Quarterly Payments”). All Quarterly Payments will be remitted to Sellers by the 30th day after the end of the applicable quarter. By way of example, any Quarterly Payment for the quarter ending June 30, 2023 will be remitted to Sellers by July 30, 2023 and any Quarterly Payment for the quarter ending September 30, 2024 will be remitted to Sellers on October 30, 2024. After the Collection Period, the Company shall have no further obligation to collect Older AR on behalf of Sellers and any amount remaining of the AR Holdback Amount shall belong to the Company (less any Quarterly Payment amount to be made to Sellers on October 30, 2024 pursuant to the terms of this Section 2.5).

2.6 Inventory Holdback Amount. The current inventory of the Company which has not been utilized to date is listed on Schedule 2.6 hereto (the “Unutilized Inventory”). If, and to the extent, any of the Unutilized Inventory is utilized by the Company after Closing, an amount of the Inventory Holdback Amount corresponding to such inventory (the “Corresponding Amount”) shall be remitted to Sellers as hereinafter set forth. The Corresponding Amount relating to Unutilized Inventory which is utilized by the Company between April 1, 2023 and December 31, 2023 will be remitted to Sellers by January 31, 2024. Further, the Corresponding Amount relating to Unutilized Inventory which is utilized by the Company between January 1, 2024 and March 31, 2024 will be remitted to Sellers by April 30, 2024. After March 31, 2024, the Company shall have no further obligation with regard to the Unutilized Inventory and any amount remaining of the Inventory Holdback Amount shall belong to the Company (less any payment to be made to Sellers on April 30, 2024 pursuant to the terms of this Section 2.6).

ARTICLE 3

Representations and Warranties Concerning the Transaction

Each Seller Party, jointly and severally, represents and warrants to Buyer as follows:

3.1 Authority; Capacity and Representation.

(a) Each Seller Party possesses all requisite legal right, power, authority and capacity to execute, deliver and perform this Agreement, and each other agreement, instrument and document to be executed and delivered by the Seller Parties pursuant hereto (collectively, the “Seller Ancillary Agreements”), and to consummate the transactions contemplated herein and therein. The execution, delivery and performance by the Seller Parties of this Agreement and the Seller Ancillary Agreements and the consummation by the Seller Parties of the transactions contemplated hereby and thereby have been duly and validly authorized on the part of the Sellers. If any Seller Party is not a natural person, such Seller Party is duly organized, validly existing, and in good standing under the Laws of its jurisdiction of formation.

(b) The copies of each of the Company’s Organizational Documents which have been furnished to Buyer reflect all amendments made thereto at any time prior to the date of this Agreement and are true, complete and correct. The minute books of the Company that have been made available to the Buyer by the Seller Parties contain all the records of meetings of the shareholders and of the board of directors and any committees of the board of directors of the Company that the Seller Parties have and accurately reflect any formal actions taken at such meetings. To the Seller Parties and the Company’s Knowledge, there are no other records of such meetings.

3.2 Ownership of Shares. Sellers are the sole beneficial and record owner of, and have good and marketable title to, all of the Shares, free and clear of all Liens (other than restrictions on transfer generally included under applicable federal and state securities Laws or as provided in that certain Shareholders Agreement dated July 23, 2019, by and among the Sellers and the Company to be terminated at Closing). Upon delivery to Buyer of the certificates, instruments or agreements, as applicable, representing Sellers’ Shares in the Company and payment for such Shares to Sellers at Closing as provided in this Agreement, Sellers will convey to Buyer good and valid title to such Shares, free and clear of all Liens (other than (i) restrictions on transfer generally included under applicable federal and state securities Laws and (ii) those created by Buyer). Since the date of its organization, the only issued and outstanding equity interests of the Sellers has been voting common interests with equal rights and preferences and the Sellers have not made any disproportionate distributions to any equity holder.

3.3 Execution and Delivery; Enforceability. This Agreement has been, and each Seller Ancillary Agreement upon delivery will be, duly executed and delivered by Seller Parties and constitutes, or upon such delivery will constitute, the legal, valid and binding obligation of Seller Parties, enforceable in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights or by principles of equity (the “Enforceability Exceptions”).

3.4 Non-contravention.

(a) Except as set forth in Schedule 3.4(a) of the Disclosure Schedule, neither the execution and delivery of this Agreement or any Seller Ancillary Agreement nor the consummation by the Seller Parties of the transactions contemplated hereby or thereby, nor compliance by the Seller Parties with any of the provisions hereof or thereof, will: (i) in the case of any Seller Party that is not a natural Person, conflict with or result in a breach of any provisions of the Organizational Documents of Seller Parties; (ii) violate any Law or Order applicable to Seller Parties by which any properties or assets owned or used by the Seller Parties are bound; or (ii) result in a breach of any Contract to which Seller Parties are a party or by which any of the Seller Parties’ assets or properties are bound; except in each case to the extent that any such conflict, breach or violation would not delay or impair the ability of the Sellers to consummate the transactions contemplated by this Agreement.

(b) No consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority is required to be obtained or made by the Seller Parties in connection with: (i) the execution, delivery and performance by the Seller Parties of this Agreement or any Seller Ancillary Agreement; or (ii) the compliance by the Seller Parties with any of the provisions hereof or thereof or the consummation by the Seller Parties of the transactions contemplated hereby or thereby.

3.5 Legal Proceedings. There is no Order, and no action, suit, arbitration or proceeding, at Law or in equity, pending or, to the Seller Parties’ or Company’s Knowledge, threatened against the Seller Parties, which would give a third party the right to enjoin or rescind the transactions contemplated by this Agreement or otherwise prevent the Seller Parties from complying with the terms and provisions of this Agreement.

3.6 Brokerage. Except as set forth in Schedule 3.6 of the Disclosure Schedule, no Person is or will become entitled, by reason of any Contract entered into or made by or on behalf of the Seller Parties, to receive any brokerage commission, finder’s fee, agent’s commission or other similar compensation in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated by this Agreement.

3.7 Litigation.

(a) Except as set forth in Section 3.7 of the Disclosure Schedule, there are no actions, suits, arbitrations or proceedings, at Law or in equity, pending or, to the Seller Parties’ or Company’s Knowledge, threatened against the Seller Parties before any Governmental Authority in which the claim thereunder (a) involves more than Ten Thousand Dollars ($10,000); or (b) could reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby. Seller Parties are not subject to any Order or in material breach or violation of any Order.

(b) Seller Parties have not, directly or indirectly, (i) made or agreed to make any contribution, payment or gift to any government official, employee or agent where either the contribution, payment or gift or the purpose thereof was illegal under the Laws of any federal, state, local or foreign jurisdiction, (ii) established or maintained any unrecorded fund or asset for any purpose or made any false entries on the books and records of the Company for any reason or (iii) paid or delivered any fee, commission or any other sum of money or item of property, however characterized, to any finder, agent, government official or other party, in the United States or any other country, which in any manner relates to the assets, business or operations of the Company.

ARTICLE 4

Representations and Warranties Concerning the Company

Each of the Seller Parties, jointly and severally, represents and warrants to Buyer as follows:

4.1 Organization and Good Standing; Authority; Enforceability.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina. The Company has all requisite power and authority to own and lease its assets and to operate its business as the same are now being owned, leased and operated. The Company is duly qualified or licensed to do business as a foreign entity in, and is in good standing in, each jurisdiction in which the nature of its business or its ownership of its properties requires it to be so qualified or licensed. Seller Parties have delivered or made available to Buyer a true, correct and complete copy of the Organizational Documents, as currently in effect, of the Company.

(b) The Company possesses all requisite legal right, power, authority and capacity (corporate or otherwise) to execute, deliver and perform this Agreement, and each other agreement, instrument and document to be executed and delivered by the Company pursuant hereto (collectively, the “Company Ancillary Agreements”), and to consummate the transactions contemplated herein and therein. The execution, delivery and performance by the Company of this Agreement and the Company Ancillary Agreements and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action on the part of the Company.

(c) This Agreement has been, and each Company Ancillary Agreement upon delivery will be, duly executed and delivered by the Company and constitutes, or upon such delivery will constitute, the legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions.

(d) The copies of each of the Company’s Organizational Documents which have been furnished to Buyer reflect all amendments made thereto at any time prior to the date of this Agreement and are true, complete and correct. The minute books of the Company that have been made available to the Buyer by Seller Parties contain all the records of meetings of the shareholders and of the board of directors and any committees of the board of directors of the Company that Sellers have and accurately reflect any formal actions taken at such meetings. To the Seller Parties’ and Company’s Knowledge, there are no other records of such meetings.

4.2 Shares of the Company. Sellers have good and valid title to the Shares, free and clear of any liens, claims, encumbrances, security interests, options, charges and restrictions of any kind. The Shares constitute all of the Company’s issued and outstanding capital stock. Upon delivery to Buyer at the Closing of certificates representing the Shares, duly endorsed by Sellers for transfer to Buyer, good and valid title to the Shares will pass to Buyer, free and clear of any liens, claims, encumbrances, security interests, options, charges and restrictions of any kind. The Shares are all owned of record by Sellers. All of the Shares have been duly authorized and validly issued, are fully paid and nonassessable, and were issued in compliance with (i) the Organizational Documents of the Company, (ii) all applicable federal and state securities Laws and (iii) any preemptive rights or rights of first refusal of any Person. Except as set forth in Section 4.2 of the Disclosure Schedule: (1) there are no voting trusts, proxies or other agreements or understandings with respect to the voting of any shares of the Company; (2) there does not exist, nor is there outstanding, any right or security granted to, issued to or entered into with any Person to cause the Company to issue, grant or sell any shares of the Company or any other profit participation rights to any Person (including any warrant, stock option, call, preemptive right, convertible or exchangeable obligation, subscription for shares, shares or securities convertible into or exchangeable for shares of the Company, or any other similar right, security, instrument or agreement) and there is no commitment or agreement to grant or issue any such right or security; (3) there is no obligation, contingent or otherwise, of the Company to: (x) repurchase, redeem or otherwise acquire any share or other equity interests of the Company; or (y) provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of any other Person; and (4) there are no bonds, debentures, notes or other indebtedness which have the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company are entitled to vote. Since the date of its organization, the only issued and outstanding equity interests of the Company has been voting common stock with equal rights and preferences and the Company has not made any disproportionate distributions to any Seller or any other equity holder.

4.3 Other Ventures. The Company does not own of record or beneficially any equity ownership interest in any Subsidiary or other Person, nor is it a partner or member of any partnership, limited liability company or joint venture. The Company’s business is not conducted through any other Person Except as set forth in Section 4.3 of the Disclosure Schedule, neither the Seller Parties, nor any of their Affiliates, owns any other Persons relating to the business operations of the Company.

4.4 Non-contravention.

(a) Assuming all consents, approvals, authorizations, permits, filings and notifications set forth in Section 4.4(b) of the Disclosure Schedule have been obtained or made, except as set forth in Section 4.4(a) of the Disclosure Schedule, neither the execution and delivery of this Agreement or any of the Company Ancillary Agreements, nor the consummation by the Company or Seller Parties of the transactions contemplated hereby or thereby, nor compliance by the Company with any of the provisions hereof or thereof, will: (i) result in a breach of any provisions of the Organizational Documents of the Company; (ii) result in the violation or breach of any term, condition or provision of, or constitute a default under (with or without notice or lapse of time, or both), or give rise to any right of termination, consent, amendment, cancellation, modification or acceleration with respect to, or give rise to any obligation of the Company to make any payments under, or result in the creation or imposition of a Lien upon any property or assets of the Company pursuant to, any Material Contract; or (iii) result in a violation of, or constitute a failure to comply with, any Law or Order applicable to the Company or by which any properties or assets owned by the Company are bound or affected.

(b) Except as set forth in Section 4.4(b) of the Disclosure Schedule, no consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority is required to be obtained or made by the Company in connection with: (i) the execution and delivery of this Agreement or any Company Ancillary Agreement or (ii) the compliance by the Company with any of the provisions hereof or thereof or the consummation of the transactions contemplated hereby or thereby.

4.5 Financial Statements.

(a) Attached hereto as Schedule 4.5 of the Disclosure Schedule are true, correct and complete copies of the consolidated balance sheets of the Company as of December 31, 2022, December 31, 2021 and December 31, 2020 and the related consolidated statements of income and cash flows of the Company for the respective twelve-month periods then ended (collectively, the “Financial Statements”). The Financial Statements (including in all cases the notes, if any, thereto) (w) are true and correct in all material respects, (x) have been prepared in accordance with GAAP, consistently applied throughout the periods indicated, (y) have been prepared from, and in accordance with, the books and records of the Company, and (z) fairly present the financial condition of the Company and accurately reflect the operating results and cash flows of the Company (in each case as of the applicable dates or for the applicable periods). The books of account, minute books and other records of the Company, all of which have been made available to the Buyer, are, in all material respects, true, correct and complete and have been maintained in accordance with sound business practices. The Most Recent Financial Statement shall mean the Financial Statement for the twelve-month period ended December 31, 2022.

(b) The Company does not have any liabilities except for (i) liabilities disclosed, reflected or reserved against on the Most Recent Financial Statement, (ii) liabilities incurred since the date of the Most Recent Financial Statement in the ordinary course of business (none of which is a liability resulting from breach of Contract, breach of warranty, tort, infringement, misappropriation, lawsuit or violation of Law), (iii) liabilities arising under this Agreement, and (iv) liabilities set forth in Section 4.5(b) of the Disclosure Schedule.

4.6 Absence of Certain Changes or Events. Except as set forth in Section 4.6 of the Disclosure Schedule, since the Most Recent Financial Statement:

(a) there has not occurred a Material Adverse Effect;

(b) other than as required by applicable Law, there has not been any material change in the Tax reporting or accounting policies or practices of the Company;

(c) (i) other than in the ordinary course of business, the Company has not made, or granted, (A) any bonus or any wage, severance or termination pay, salary or compensation increase to any current director or officer, (B) any increase of any benefit provided under any employee benefit plan, employment agreement or arrangement, including any fringe benefit plan or arrangement, or (C) any equity or equity-based compensation award; and (ii) except as required to reflect legal requirements or avoid adverse Tax consequences to the Company or to any employees of the Company, the Company has not amended or terminated any existing Plans or adopted any new Plans;

(d) the Company has not merged or consolidated with any corporation or other entity or invested in, loaned to or made an advance (except for loans or advances to its employees or officers for business expenses in the ordinary course of business consistent with past practice) or capital contribution to, or otherwise acquired any capital stock or business of any Person, or consummated any business combination transaction, in each case, whether a single transaction or series of related transactions;

(e) the Company has not amended its Organizational Documents to take, agree to take or authorize any action to wind up its affairs or dissolve or change its corporate or other organizational form or amend any terms of its outstanding securities;

(f) the Company has not sold, assigned or transferred any tangible or intangible property or assets having a book value, in any individual case, in excess of Ten Thousand Dollars ($10,000), except for sales of inventory in the ordinary course of business consistent with past practice and except for Permitted Liens;

(g) the Company has not purchased or leased, or has committed to purchase or lease, any tangible or intangible property or assets, or authorized any capital expenditures or commitments for capital expenditures, of any asset for an amount in excess of Ten Thousand Dollars ($10,000) individually, except for purchases of inventory and supplies in the ordinary course of business consistent with past practice;

(h) the Company has not amended, modified or terminated any existing Material Contract (other than a termination of a Material Contract as a result of the expiration of the term of such Material Contract);

(i) the Company has not authorized the issuance, issued or sold or agreed or committed to issue or sell (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any shares of capital stock of any class or any other securities or equity equivalents;

(j) other than in the ordinary course of business, the Company has not declared, set aside or paid any dividends or distributions, or purchased or redeemed any of their respective outstanding equity securities;

(k) the Company has not incurred any Indebtedness or assumed, guaranteed, or endorsed the indebtedness of any other Person, or canceled any debt owed to it or released any claim possessed by it, other than (i) in the ordinary course of business, (ii) pursuant to existing financing arrangements (iii) Indebtedness reflected in the Financial Statements or (iv) set forth in Section 4.5(b) of the Disclosure Schedule;

(l) the Company has not mortgaged, pledged or subjected to any material Lien, other than Permitted Liens, any of its material properties or assets; and

(m) the Company has not entered into any written agreement to do any of the foregoing (other than this Agreement).

4.7 Taxes. Except as set forth in Section 4.7 of the Disclosure Schedule:

(a) All material Tax Returns required to be filed by or with respect to the Company have been properly filed (taking into account applicable extensions of time to file), and all such Tax Returns (including information provided therewith or with respect thereto) are accurate and complete in all material respects. All Taxes reflected as due on such Tax Returns have been paid, other than Taxes which are not yet due or which, if due, are not delinquent or are being contested in good faith by appropriate proceedings, and for which, in each case, adequate reserves have been established in the books and records of the Company.

(b) There are no Tax claims, audits or proceedings by any Taxing Authority pending or, to the Company’s Knowledge, threatened in writing in connection with any Taxes due from the Sellers.

(c) There are no Liens for Taxes (other than statutory Liens for Taxes not yet due and payable) upon any of the assets of the Company.

(d) There are not currently in force any waivers or agreements binding upon the Sellers for the extension of time or statute of limitations within which to file any Tax Return or for the assessment or payment of any Tax for any taxable period, and no request for any such waiver or extension is currently pending.

(e) The Company has properly withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any Person.

(f) The Company is not a party to or bound by any Tax allocation or Tax sharing agreement.

(g) The Company (i) has not been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has no liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law).

(h) Within the past three (3) years, the Company has not held shares of another Person, or had their membership interests or shares distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Code Section 361.

(i) The Company is not a party to any Contract or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local or foreign Tax Law). None of the Sellers has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). The Sellers have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662.

(j) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date;

(iii) intercompany transaction or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax Law);

(iv) installment sale or open transaction disposition made on or prior to the Closing Date; or

(v) prepaid amount received on or prior to the Closing Date.

(k) The Company and the Sellers have not knowingly engaged in any “listed transaction” as defined in the Treasury Regulations promulgated under Section 6011 of the Code.

(l) The Company is not, nor at any time has been, subject to (i) the dual consolidated loss provisions of Section 1503(d) of the Code, (ii) the overall foreign loss provisions of Section 904(f) of the Code or (iii) the recharacterization provisions of Section 952(c)(2) of the Code.

4.8 Employees. Except as set forth in Section 4.8 of the Disclosure Schedule, there are no pending, or to the Seller Parties’ and Company’s Knowledge, threatened actions, suits, proceedings or claims by or on behalf of any employee or former employee of the Company with respect to his or her employment or engagement, termination of employment or engagement or any employee benefits (other than routine claims for benefits and for matters that can be resolved for less than Twenty Thousand Dollars ($20,000) individually). The Company is not a party to any Collective Bargaining Agreement nor, to the Seller Parties’ and Company’s Knowledge, are any employees of the Company represented by a labor union or is there pending or underway any union organizational activities or proceedings with respect to employees of the Company. To the Seller Parties’ and Company’s Knowledge, no union organizing or decertification efforts are underway or threatened and no such activities have occurred within the past five (5) years, and no other question concerning representation exists. There is no labor strike, slowdown, lockout or stoppage pending or, to the Seller Parties’ and Company’s Knowledge, threatened in writing against the Company, and no such disputes have occurred during the past five (5) years. Except as set forth in Section 4.8 of the Disclosure Schedule, to the Seller Parties’ and Company’s Knowledge, no employee (i) has any present intention to terminate their employment, or (ii) is a party to any confidentiality, non-competition, proprietary rights or other such agreement between such employee and any other Person besides the Company that would be material to the performance of such employee’s employment duties, or the ability of the Company to conduct its business. No labor organization or group of employees has filed any representation petition or made any written or oral demand for recognition by the Company. There is no workman’s compensation liability, experience or matter outside the ordinary course of the business of the Company. There is no employment related action, suit, arbitration or proceeding of any kind, pending or, to the Seller Parties’ and Company’s Knowledge, threatened in any forum, relating to an alleged violation or breach by the Company (or its officers or directors) of any Law or Contract and, to the Seller Parties’ and Company’s Knowledge, no employee or agent of the Company has committed any act or omission giving rise to material liability for any such violation or breach. The Company has obtained a written acknowledgement of acceptance of the terms and conditions of the employee handbook from all past and present employees of the Company.

4.9 Employee Benefit Plans and Other Compensation Arrangements. Set forth on Section 4.9 of the Disclosure Schedule is a list of (a) all material employee benefit plans (as defined in Section 3(3) of ERISA) and (b) all other severance pay, salary continuation, bonus, incentive, stock option, phantom equity, stock appreciation rights, welfare, retirement, pension, profit sharing or deferred compensation plans, contracts, programs, funds or arrangements of any kind, in each case with respect to which the Company currently is the sponsor or is obligated to make contributions under the plan terms (collectively, the “Plans”). Except as set forth in Section 4.9 of the Disclosure Schedule:

(a) the Company is not and has not been the sponsor of, and the Company is not and has not been obligated to make contributions under, a “multiemployer plan” (as defined in Title I or Title IV of ERISA) or a plan subject to Title IV of ERISA;

(b) each of the Plans that is intended to be tax-qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter from the Internal Revenue Service as to its qualification and is so qualified in all material respects, except that no representation is made with respect to any formal qualification requirement with respect to which the remedial amendment period under Section 401(b) of the Code has not yet expired;

(c) all of the Plans have been operated in compliance in all material respects with their respective terms and all applicable Laws, and all material contributions required under the terms of the Plans or applicable Laws have been timely made;

(d) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, disregarding any termination of employment which may occur on or after the Closing, will (i) result in any material payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director, officer or employee of the Company from the Company under any Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Plan or (iii) result in any acceleration of the timing of payment, vesting or funding of any such benefits to any material extent;

(e) none of the Plans provides medical benefits to any retired Person, or any current employee of the Company following such employee’s retirement or other termination of employment, except as required by applicable Law (including Section 4980B of the Code);

(f) there are no pending, or to the Seller Parties’ and Company’s Knowledge, threatened actions, suits or claims by or on behalf of any Plan, by any employee or beneficiary covered under any such Plan, as applicable, or otherwise involving any such Plan (other than routine claims for benefits);

(g) each Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) is in documentary and operational compliance with Section 409A of the Code and all applicable Internal Revenue Service guidance promulgated thereunder; and

(h) the Company is not required to gross up or reimburse a payment to any employee, officer, director or officer for Taxes incurred under Sections 4999 or 409A of the Code.

4.10 Permits; Compliance with Laws. The Company is in compliance in all material respects with all applicable Laws, and possess all material licenses, permits, registrations, permanent certificates of occupancy, authorizations and certificates from any Governmental Authority required under applicable Law with respect to the operation of their business as currently conducted (collectively, “Permits”). Each Permit is set forth in Section 4.10 of the Disclosure Schedule. Except as set forth in Section 4.10 of the Disclosure Schedule, in the past five (5) years, the Company has not received any written notice and, to the Seller Parties’ and Company’s Knowledge, any verbal notices from any Governmental Authority regarding any actual material violation of, or material failure to comply with, any Law or Order applicable to the Company or regarding the failure to hold any material permit, license, certificate, accreditation or other material authorization of any Governmental Authority. All of such permits, licenses, accreditations and authorizations will be available for use by the Company immediately after the Closing. The Company has not, directly or indirectly, (i) made or agreed to make any contribution, payment or gift to any government official, employee or agent where either the contribution, payment or gift or the purpose thereof was illegal under the Laws of any federal, state, local or foreign jurisdiction, (ii) established or maintained any unrecorded fund or asset for any purpose or made any false entries on the books and records of the Company for any reason, (iii) made or agreed to make any contribution, or reimbursed any political gift or contribution made by any other person, to any candidate for federal, state, local or foreign public office, or (iv) paid or delivered any fee, commission or any other sum of money or item of property, however characterized, to any finder, agent, government official or other party, in the United States or any other country, which in any manner relates to the assets, business or operations of the Company. This Section 4.10 does not relate to (i) Tax related matters, which are the subject of Section 4.7, or (ii) employee benefit matters, which are the subject of Section 4.9.

4.11 Real and Personal Properties.

(a) The Company does not own any real property. Section 4.11(a) of the Disclosure Schedule identifies all of the real property used pursuant to leases, subleases, licenses, concessions or similar agreements (collectively, the “Leases”) by the Company (collectively, the “Leased Real Property”). The Company is not a party to any agreement or option to purchase any real property or interest therein.

(b) The Company holds a valid and existing leasehold interest under each of the Leases to which it is a party for the terms set forth therein. All of the Leases are in full force and effect and enforceable by the Company in accordance with their terms, subject to the Enforceability Exceptions. The Company is not in material breach of or in material default under any Lease. Except as described on Section 4.11(b) of the Disclosure Schedule, no consent, waiver, approval or authorization is required from the landlord under any Lease as a result of the execution of this Agreement or the consummation of the transactions contemplated herein. With respect to each Lease, except as set forth in Section 4.11(b) of the Disclosure Schedule: (i) the Company’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed, and to the Seller Parties’ and Company’s Knowledge, there are no material disputes with respect to such Lease; (ii) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full; (iii) the Company does not owe, and will not owe in the future, based upon any Contract in effect on the date hereof, any brokerage commissions or finder’s fees with respect to such Lease; (iv) the Company has not collaterally assigned or granted any other security interest in such Lease or any interest therein;

(c) The Leased Real Property constitutes all of the real property currently owned, leased, occupied or otherwise utilized in connection with the business of the Company as currently conducted and is sufficient for the continued conduct thereof. Other than the Company and any future lessees, there are no parties in possession or parties having any current or future right to occupy any of the Leased Real Property. All buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof included in the Leased Real Property (the “Improvements”) are in good operating condition and repair (normal wear and tear excepted) sufficient for the current conduct of the business of the Company. The present use of the Leased Real Property and Improvements and the Company’s use thereof conform in all material respects to all applicable building, zoning and other Laws. All material permits, licenses and other approvals necessary to the current occupancy and use of the Leased Real Property have been obtained, are in full force and effect and have not been violated in any material respect.

(d) The Company has not received written notice of any pending or contemplated condemnation, expropriation or other proceeding in eminent domain affecting the Leased Real Property or any portion thereof or interest therein, and to the Sellers’ and Company’s Knowledge, no such proceeding has been threatened against the Leased Real Property. The Company has not received any written notice that the current use and occupancy of the Leased Real Property violates any Law in any material respect.

(e) The Company has good and valid title to, a valid leasehold interest in, or otherwise has the right to use, the tangible personal properties material to the operation of the business of the Company, as currently conducted, and reflected on the Most Recent Financial Statement or acquired thereafter (except for assets reflected thereon or acquired thereafter that have been disposed of in the ordinary course of business consistent with past practice since the date of the Most Recent Financial Statement), free and clear of all Liens (the “Company Assets”), except for Liens identified or described in Section 4.11(e) of the Disclosure Schedule and Permitted Liens. The Company Assets which, taken as a whole, are material to the conduct of the business of the Company as currently conducted, are in working condition and repair for their age and intended use, normal wear and tear excepted. The Company Assets are sufficient for the conduct of its business as presently conducted and as conducted as of the date of the Most Recent Financial Statement.

(f) To the Seller Parties’ and Company’s Knowledge, all water, oil, gas, electrical, steam, compressed air, telecommunications, sewer, storm and waste water systems and other utility services or systems for the Leased Real Property have been installed and are operational and sufficient for the operation of the Company’s business as currently conducted thereon.

(g) No use or occupancy of the Leased Real Property or any portion thereof or the operation of the business as currently conducted there on is dependent on a “permitted non- conforming use” or “permitted non-conforming structure” or similar variance, exemption or approval from any Governmental Authority.

(h) All real estate Taxes which are due and payable with respect to the Leased Real Property have been paid. Sellers have not received any written notice of any special Taxes affecting the Leased Real Property, and no such Taxes are pending or, to the Seller Parties’ and Company’s Knowledge, threatened.

(i) There are no claims, actions, governmental investigations, litigation or proceedings which are pending or, to the Seller Parties’ and Company’s Knowledge threatened against or otherwise relating to the Leased Real Property or any portion thereof or interest therein.

(j) To the Seller Parties’ and Company’s Knowledge, there are no outstanding, defaulted or unsatisfied contracts, commitments, agreements or understandings which have been made to, with or for the benefit of any utility companies, school districts, water districts, improvement districts or other Governmental Authority which could reasonably be expected to impose any obligation, liability or condition on Sellers or the Company to grant any easements or to make any payments, contributions or dedications of money or land or to construct, install or maintain or to contribute to the construction, installation or maintenance of any improvements of a public or private nature, whether on or off the Leased Real Property.

4.12 Intellectual Properties.

(a) Section 4.12(a) of the Disclosure Schedule sets forth a listing of (i) all registered Company Intellectual Property, (ii) all pending applications therefor, (iii) trade or corporate names, material unregistered trademarks, and material unregistered service marks owned, used or held for use by the Company, and (iv) any other material Intellectual Property rights owned, used or held for use by the Company.

(b) Section 4.12(b) of the Disclosure Schedule sets forth a listing of all material written licenses (excluding Off-the-Shelf Software and end-user licenses for mass market Software) pursuant to which the Company is a party either as a licensee or licensor and any other Contracts under which the Company grants or receives any rights to Intellectual Property (the “Licenses”).

(c) The Company solely and exclusively owns all right, title and interest in and to, or has a valid and enforceable right or license to use pursuant to a license set forth on Section 4.12(b) of the Disclosure Schedule that is owned by a third party, subject to the Enforceability Exceptions, free and clear of all Liens, all of the Intellectual Property necessary for or used in the operation of the Business as currently conduct and as presently proposed to be conducted. All Company Intellectual Property is valid, enforceable and subsisting. All Company Intellectual Property is unexpired and subsisting and valid and enforceable. The Company has taken reasonable measures, consistent with normal industry practices, to maintain and protect the confidentiality of all trade secrets and other confidential information of the Company and its Business. All Company Intellectual Property complies with all applicable Laws (including: payment of filing, examination and maintenance fees; proofs of working or use; post registration filing of affidavits of use; and incontestability and renewal applications) and is not subject to any outstanding consent, settlement, decree, order, injunction, judgment, ruling, or charge restricting the use thereof. Notwithstanding anything to contrary in the foregoing, Company’s rights to the Licenses are subject to the Enforceability Exceptions, and free and clear of all Liens.

(d) With respect to each license, sublicense, agreement, or permission held by Company permitting use of the material Intellectual Property of any other Person: (i) The license, sublicense, agreement, or permission covering the item is legal, valid, binding, enforceable against Company and against each other party thereto, and in full force and effect; (ii) Company is not, and no other party thereto is, in breach or default, and no event has occurred which with notice or lapse of time could constitute a breach or default or permit termination, modification, or acceleration thereunder; (iii) No party to the license, sublicense, agreement, or permission has repudiated any material provision thereof; and (iv) No loss or expiration of the item is pending, reasonably foreseeable (and not as a result of any act or omission by the Sellers, including without limitation, a failure by the Company to pay any required maintenance fees), or threatened.

(e) Except as set forth in Section 4.12(e) of the Disclosure Schedule, (i) no claim by any third party contesting the validity, enforceability, use or ownership or registrability of any of the Company Intellectual Property has been made in writing, is currently outstanding before any Governmental Authority or, to the Seller Parties’ and Company’s Knowledge, is threatened; (ii) the Company has not received any written notice of any material infringement or misappropriation by, or any other conflict with, any third party with respect to any Intellectual Property (including any demand or unsolicited offer that the Company license rights from a third party); (iii) the Company has not infringed misappropriated or otherwise violated or conflicted with any rights of any Person, and the conduct of the Company’s business as currently conducted will not infringe, misappropriate, or otherwise conflict with, and will not result in any infringement or misappropriation of, or conflict with, any Intellectual Property of any Person;,; and (iv) to the Seller Parties’ and Company’s Knowledge, no Person has infringed misappropriated or otherwise conflicted with any Company Intellectual Property and the Company has not brought any claim against any Person alleging the same.

(f) All past and present employees and independent contractors of the Company that were involved in the creation of Intellectual Property for the Company have entered into agreements pursuant to which such employee or independent contractor agrees to protect the confidential information of the Company and assign to the Company all Intellectual Property developed by such employee or independent contractor in the course of his, her or its relationship with the Company, without further consideration or any restrictions or obligations on the use or ownership of such Intellectual Property whatsoever.

(g) The computer systems, including the software, hardware, networks, interfaces, and related systems, owned, leased or licensed by the Company for use in the business (collectively, “Business Systems”), are, consistent with or exceed current and industry standards. In the last five (5) years, there has been no unplanned disruption, unplanned interruption, unplanned outage or continued substandard performance of the Business Systems that has materially affected the Company’s ability to conduct its business. The Company has taken commercially reasonable steps, consistent with normal industry practices, to protect the security of the Business Systems against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable back-up and recovery procedures and business continuity procedures. In the last five (5) years, there have not been any actual or alleged incidents of data security breaches of the Business Systems or other unauthorized use of the Business Systems or any personal information in the possession or under the control of the Company. The Company has taken commercially reasonable steps to provide for the back-up and recovery of the data and other information critical to the conduct of its business (including such data and information that is stored on magnetic or optical media) without material disruption to, or material interruption in, the conduct of the Business.

(h) The Company is in compliance in all material respects with (i) all applicable data protection or privacy Laws governing the collection or use of personal information and (ii) any privacy policies or related policies, programs or other notices that concern the Company’s collection or use of personal information. In the past five (5) years there have not been complaints, notices to, audits, proceedings or investigations conducted or claims asserted, threatened or pending by any other Person (including any Governmental Authority) arising from the matters referenced in preceding sentence. To the Sellers’ and Company’s Knowledge, in the past five (5) years, there has not been any incidents of data security breaches, regarding the collection or use of personal information by the Company.

(i) With respect to each trade secret of the Company (including all of the Company Intellectual Property and other confidential information that the Company regards as a trade secret): (i) the documentation relating to such trade secret is current, accurate and is sufficient in detail and content to identify and explain it and to allow its full and proper use without reliance on the knowledge or memory of any individual; (ii) the Company has taken all commercially reasonable precautions to protect the secrecy, confidentiality and value of such trade secret; and (iii) to the Seller Parties’ and Company’s Knowledge, such trade secret has not been used, divulged or appropriated either for the benefit of any Person (other than the Company) or to the detriment of the Company. With respect to all other design technologies, manufacturing techniques, process development, material technology, and drawings and specifications for products (the “Know-How”) of the Company, the documentation relating to such Know-How is current, accurate and is sufficient in detail and content to identify and explain it and to allow its full and proper use without reliance on the knowledge or memory of any individual.

4.13 Contracts. Section 4.13 of the Disclosure Schedule sets forth a listing as of the date hereof of all of the currently effective Contracts (written or oral) of the following types to which the Company is a party:

(a) Contracts or group of related Contracts which involve commitments to make capital expenditures or which provide for the purchase of assets, goods or services by the Company from any one Person in excess of Twenty-Five Thousand Dollars ($25,000) in any consecutive twelve (12) month period;

(b) Contracts or group of related Contracts which provide for the sale of goods or services by the Company in excess of Twenty-Five Thousand Dollars ($25,000) in any consecutive twelve (12) month period;

(c) partnership, joint venture or other similar type of Contract involving a sharing of profits or losses with any other Person;

(d) instruments for borrowed money (including any indentures, guarantees, loan agreements, sale and leaseback agreements, mortgages, pledges, hypothecations, deeds of trust, conditional sale or title retention agreements, security agreements or equipment financing obligations);

(e) employment, non-competition and confidentiality agreements with any employee who receives salary and bonus in excess of Twenty-Five Thousand Dollars ($25,000) per annum or any other Contract with employees providing for severance, retention, change in control or other similar payments;

(f) Contracts not otherwise disclosed herein which presently limit in any material respect the freedom of the Company to engage in any business or compete with any Person;

(g) Contracts pursuant to which the Company is a lessor or a lessee of any personal property, except for any such leases under which the aggregate annual rent or lease payments do not exceed Fifty Thousand Dollars ($50,000) and which are not terminable by the Company upon ninety (90) days or less advance notice;

(h) Contracts with any of the Seller Parties, officer or director of the Company, or any Affiliate of any of the foregoing, or in the case of any individual, any immediate family member of any of the foregoing (other than those disclosed in subsection (e) above);

(i) Contracts or group of related Contracts which involve commitments to make capital expenditures by the Company from any one Person in excess of Twenty-Five Thousand Dollars ($25,000) in any consecutive twelve (12) month period and which are not terminable by the Company upon thirty (30) days or less advance notice; and

(j) Contracts under which the Company has made advances or loans to any other Person, other than employee loans in the ordinary course of business.

Correct and complete copies of each Contract required to be identified in Section 4.13 of the Disclosure Schedule, including amendments thereto (or a true and accurate description of the terms of each such oral Contract) (collectively, the “Material Contracts”), have been made available to Buyer. As of the date of this Agreement: (i) all of the Material Contracts are in full force and effect and are enforceable against the Company and, to the Seller Parties’ and Company’s Knowledge, the other parties thereto, in accordance with their respective terms, subject in each case to the Enforceability Exceptions; (ii) the Company has performed in all material respects all obligations required to be performed by it pursuant to such Material Contracts; (iii) to the Seller Parties’ and Company’s Knowledge there are no unresolved, material defaults, breaches or violations of any of such Material Contracts by any other party thereto; (iv) the Seller Parties and Company do not have any Knowledge of any existing or threatened breach or cancellation or termination in connection with any Material Contract; (v) to the Seller Parties and Company’s Knowledge no event has occurred which with the passage of time or the giving of notice or both would result in a default or breach of any of such Material Contracts by the Company.

4.14 Litigation. Except as set forth in Section 4.14 of the Disclosure Schedule, there are no actions, suits, arbitrations or proceedings, at Law or in equity, pending or, to the Seller Parties’ and Company’s Knowledge, threatened against the Company, or any of its employees or Affiliates, before any Governmental Authority in which the claim thereunder (a) involves more than Twenty- Five Thousand Dollars ($25,000); or (b) could reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby. The Company is not subject to any Order or in material breach or violation of any Order.

4.15 Insurance. Section 4.15 of the Disclosure Schedule sets forth a listing of all insurance policies or binders currently owned, held by or applicable to the Company (or its respective assets or business). All such policies are in full force and effect and all premiums that are due and payable with respect thereto have been paid. No such policies provide for any retrospective premium adjustment or other experience-based liability for which Company is liable. Such policies are of the type and in the amounts customarily carried by Persons conducting a business similar to the business of the Company (including the overseas shipment of inventory) and are sufficient for material compliance with all applicable Laws and Contracts to which the Company is a party or by which it is bound. Such policies will not be affected or terminated or lapse by reason of the transactions contemplated herein. The Company has not received any written notice of cancellation or non-renewal of any such policy or arrangement nor has the termination of any such policy or arrangement been threatened in writing. The Company does not have any self-insurance or co-insurance program. A copy of each insurance policy has been made available to Buyer.

4.16 Environmental Matters.

(a) The Company is, and has at all times been, in material compliance with all Environmental Laws, which compliance has included maintaining and complying with all permits, licenses, certificates, accreditation and other authorizations required pursuant to Environmental Laws (“Environmental Permits”) for the occupation of the Leased Real Property and the operation of the business of the Company. Each of the Seller Parties is unaware of any basis for revocation or suspension of any such Environmental Permit and all such Environmental Permits are identified in Section 4.17(a) of the Disclosure Schedule. Except as specifically identified in Section 4.17(a) of the Disclosure Schedule, the Company has not received any written or, to the Knowledge of the Seller Parties and Company, oral notice, report, order, directive, or other information regarding any actual or alleged material violation of, or any Liability (including any investigatory, remedial or corrective obligation) under, Environmental Laws. Without in any way limiting the generality of the foregoing, except as specifically identified in Section 4.16(a) of the Disclosure Schedule, (i) to the Seller Parties and the Company’s Knowledge no asbestos is contained in or forms a part of any building, building component, structure or office space currently owned, leased, or operated by the Company, and (ii) the Company has not owned or operated any property or facility (including the Leased Real Property) contaminated by any Hazardous Materials.

(b) Except as set forth in Section 4.17(b) of the Disclosure Schedule the Company has not agreed to assume or accept responsibility by Contract for or provided an indemnity with respect to or otherwise become subject to any liability of any other Person under Environmental Laws or with respect to Hazardous Materials.

(c) Except as set forth in Section 4.17(c) of the Disclosure Schedule during the last five (5) years the Company has not owned, operated or leased any real property other than the Leased Real Property.

(d) The Company has not received any notification of a material Release or material threat of a Release of a Hazardous Material at any site or location, including with respect to any of the Leased Real Property, or with respect to the business operations conducted by the Company or any prior occupant at or from the Leased Real Property, and the Company has not received written notification of a material Release or material threat of a Release of a Hazardous Material at or relating to any of the Leased Real Property, or with respect to the business operations conducted by Company or prior occupant at or from the Leased Real Property.

4.17 Related Party Transactions. Except as set forth in Section 4.17 of the Disclosure Schedule, no officer, director, stockholder, member or Affiliate of the Company, or, to the Seller Parties’ and Company’s Knowledge, member of the immediate family of such a Person (each a “Related Person”): (a) owes any amount to the Company, nor does the Company owe any amount to, or has the Company committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Person (other than any payments to, and reimbursement of fees and expenses of, employees, directors and officers of the Company in the ordinary course of business); (b) has any direct or indirect interest in any material property or right, tangible or intangible, that is used by the Company; (c) has any claim or cause of action against the Company, other than claims for accrued compensation, benefits or expense reimbursement arising in the ordinary course of employment; or (d) is a party to any Contract with the Company.

4.18 Material Customers and Vendors. Section 4.18 of the Disclosure Schedule sets forth a listing of the top twenty (20) customers of the Company based on the dollar amount of sales to such customers (the “Material Customers”) and the top twenty (20) vendors of the Company based on the dollar amount of purchases from such vendors (the “Material Vendors”), in each case for the twelve (12) month period ended December 31, 2022. Except as set forth in Section 4.18 of the Disclosure Schedule, since the date of the Most Recent Financial Statement, none of the Material Customers or Material Vendors have delivered to the Company any written notice which (a) in the case of any Material Customer, materially adversely changed its payment or pricing terms or its current agreements, programs or commitments with the Company or (b) in the case of any Material Vendor, materially decreased its commitment to the Company.

The terms under which each Material Vendor supplies materials, products or services to the Company are at market rates and are the result of arm’s length transactions. There are no material unresolved disputes between the Company, Sellers, or any of their respective Affiliates and any Material Vendor.

4.19 Accounts Receivable. The Company has delivered to the Buyer a list of all of the Company’s accounts receivables (the “Accounts Receivable List”). All of the accounts receivables set forth on the Accounts Receivable List have been legally and validly incurred pursuant to bona fide transactions in the ordinary course of business. Except as set forth on the Accounts Receivable List, the Company has not received written notice of any material claim or material dispute by its customers with respect to any of its outstanding accounts receivable. All accounts receivable reflected on the Most Recent Financial Statement or set forth on the Accounts Receivable List are valid accounts receivables, are not subject to any set-offs or counterclaims, have been prepared from, and are in accordance with, the books and records of the Company and arose solely out of bona fide sales and delivery of goods and performance of services. Notwithstanding anything to the contrary contained in this Section 4.19, except with respect to those accounts listed in Section 4.19 of the Disclosure Schedule Company’s accounts receivable for purposes of this Agreement shall not include any accounts ninety (90) or more days past due (the “Older AR”).

4.20 Inventories. All of the Company’s inventory reflected on the Most Recent Financial Statement consists of raw materials and supplies, manufactured and processed parts, work in process, and finished goods. All of the Company’s inventory is merchantable and fit for the purpose for which it was procured or manufactured, and is not damaged, defective or obsolete, subject only to the reserve set forth on Section 4.20 of the Disclosure Schedule (which reserves are adequate and were calculated on a basis consistent with GAAP). The finished goods included in inventory are in good condition and of a quality and quantity that are saleable in the ordinary course of business at a level sufficient to maintain the requirements of the business of the Company and to the extent manufactured for a specific customer under a specific contract have been built to agreed specifications. Section 4.20 of the Disclosure Schedule sets forth each location at which the Company’s inventory is maintained. None of the Company’s inventory has been consigned (that is, delivered but not sold or sold with an unlimited right of return) to any Person. The Company’s inventory is adequate for the present needs of the business of the Company consistent with past practices and is fairly reflected on the books and records of the Company. The Company has not sold, used or otherwise transferred any portion of the inventory except in the ordinary course of business to a bona fide purchaser.

4.21 Bank Accounts. Section 4.21 of the Disclosure Schedule sets forth with regard to each bank account, safety deposit box and lock box of the Company, the name of the institution where such account is maintained, the account number, a list of the authorized signatories and its purpose. Other than the accounts listed on Section 4.21 of the Disclosure Schedule, the Company does not maintain any accounts, lockboxes or safe deposit boxes at any bank, trust company, savings institution, brokerage firm or other financial institution. Other than as listed on Section 4.21 of the Disclosure Schedule, there are no outstanding powers of attorney executed on behalf of the Company in respect of any of the Company Assets or the business of the Company, or which would affect the post-closing operation of the business of the Company.

4.22 Product Warranty. All products designed, marketed, sold, distributed or delivered by or on behalf of the Company during the previous five (5) years (the “Company Products”) have been in conformity in all material respects with all applicable contractual commitments and all express and implied warranties To the Seller Parties’ and Company’s Knowledge, there exist no facts or circumstances that would reasonably be expected to result in or form the basis of any claim against the Company for material Liability on account of any express or implied warranty to any third party in connection with the Company Products or services rendered by the Company. No Company Product and no services rendered by the Company are subject to any guarantee, warranty or other indemnity.

4.23 Product Liability. All Company Products are, and during the previous five (5) years have been, without design defects or manufacturing defects. During the previous five (5) years there have not been any, and there currently are no actions, suits, arbitrations or proceedings pending or, to the Seller Parties’ and Company’s Knowledge, threatened against or involving any Company Product, or against the Company, or any class of claims or lawsuits involving a Company Product, in each case, resulting from an alleged defect in any Company Product or any alleged failure to warn. The Company does not have any Liability in connection with the business of the Company (and to the Seller Parties’ and Company’s Knowledge, there is no basis for any present or future actions, suits, arbitrations or proceedings giving rise to any Liability in connection with the business of the Company) arising out of any injury to individuals or property as a result of the ownership, possession or use of any Company Product.

4.24 International Trade & Anti-Corruption Matters.

(a) Neither the Company nor any officer, director, employee or independent contractor of the Company (or, to the Seller Parties’ and Company’s Knowledge, any agent or other third parties acting on behalf of the Company or the Business) nor the Seller Parties are currently, or has been in the last five (5) years in violation of applicable legal requirements administered by the U.S. Department of Commerce and the U.S. Department of Treasury’s Internal Revenue Service (collectively, “Trade Control Laws”).

(b) Neither the Company nor the Business has imported any merchandise into the United States that has been or is covered by an anti-dumping duty order or countervailing duty order or is subject to or otherwise covered by any pending anti-dumping or countervailing duty investigation by agencies of the United States government.

(c) During the five (5) years prior to the date hereof, neither the Company, nor Seller Parties, in connection with or relating to the Business or any Company Asset, received from any Governmental Authority or any other Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Authority; or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Trade Control Laws or anti-corruption laws.

4.25 Brokerage. Except as set forth in Section 4.25 of the Disclosure Schedule no Person is or will become entitled, by reason of any Contract entered into or made by or on behalf of the Company, to receive any commission, brokerage, finder’s fee or other similar compensation in connection with the consummation of the transactions contemplated by this Agreement.

4.26 Solvency. Neither Seller Parties nor Company is now insolvent or will be rendered insolvent by any of the transactions contemplated by this Agreement.

4.27 Disclosure. Seller Parties have made no untrue statement of material fact or omitted to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, nor has any Seller Party omitted to disclose any material fact known to it to Buyer regarding the Company.

ARTICLE 5

Representations and Warranties of Buyer

Buyer, on behalf of itself only, represents and warrants to Sellers as follows:

5.1 Organization; Authorization. Buyer is a corporation or limited liability company duly organized, validly existing and in good standing under the of its jurisdiction of formation. Buyer has all requisite corporate power and authority to execute, deliver and perform this Agreement and each other agreement, instrument and document to be executed and delivered by Buyer pursuant hereto (collectively, the “Buyer Ancillary Agreements”), and to consummate the transactions contemplated herein and therein. The execution, delivery and performance by Buyer of this Agreement and the Buyer Ancillary Agreements and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized (by all requisite corporate action or otherwise) on the part of Buyer.

5.2 Execution and Delivery; Enforceability. This Agreement has been, and each Buyer Ancillary Agreement upon such delivery will be, duly executed and delivered by Buyer and constitutes, or upon such delivery will constitute, the legal, valid and binding obligation of Buyer, enforceable in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions.

5.3 Non-contravention.

(a) Neither the execution and delivery of this Agreement or any Buyer Ancillary Agreement, nor the consummation by Buyer of the transactions contemplated hereby or thereby, nor compliance by Buyer with any of the provisions hereof or thereof, will: (i) conflict with or result in a breach of any provisions of the Organizational Documents of Buyer; (ii) constitute or result in the breach of any term, condition or provision of, or constitute a default under (with or without notice or lapse of time, or both), or give rise to any right of termination, consent, amendment, cancellation, modification or acceleration with respect to, or give rise to any obligation of Buyer to make any payments under, or result in the creation or imposition of a Lien upon any property or assets of Buyer pursuant to any Contract to which Buyer is a party or by which any of its properties or assets may be subject; or (iii) violate any Law or Order applicable to Buyer or by which any properties or assets owned or used by Buyer are bound or affected; except, in each case, as would not reasonably be expected to have a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement, or as would not materially impair the ability of Buyer to consummate the transactions contemplated by this Agreement.

(b) No consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority is required to be obtained or made by Buyer in connection with: (i) the execution, delivery and performance by Buyer of this Agreement or any Buyer Ancillary Agreement in connection herewith; or (ii) the compliance by Buyer with any of the provisions hereof or thereof or the consummation of the transactions contemplated hereby or thereby.

5.4 Brokerage. No Person is or will become entitled, by reason of any agreement or arrangement entered into or made by or on behalf of Buyer, to receive any commission, brokerage, finder’s fee or other similar compensation in connection with the consummation of the transactions contemplated by this Agreement.

5.5 Solvency. Buyer is not now insolvent nor will it be rendered insolvent by any of the transactions contemplated by this Agreement.

ARTICLE 6

The Closing

The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely via the exchange of documents and signatures. The Closing shall be effective as of April 1, 2023 (the “Closing Date”). The Closing shall be deemed to have occurred at 12:01 a.m. Eastern Time on the Closing Date (the “Effective Time”).

ARTICLE 7

Closing Deliveries and Conditions to Closing

7.1 Closing Deliveries of Sellers and the Company. At the Closing, the Sellers shall deliver, or cause to be delivered, the following items to Buyer:

(a) all certificates for the Shares, duly endorsed for transfer or accompanied by a duly executed stock power, or other appropriate instrument of assignment and transfer, or if none, affidavits of lost or non-issued certificates to that effect;

(b) the written resignation, effective as of the Closing, of the directors and non- employee officers of the Company and of the Seller Parties in their respective capacities as directors officers, or employees of the Company, as applicable;

(c) physical possession of all books and records, licenses and permits, policies, contracts, plans or other instruments of the Company; provided, that all such materials shall be deemed delivered to Buyer if they are present at the Company’s corporate office;

(d) a copy of the Company’s formation documentation certified (as of a date not more than thirty (30) days prior to Closing) by the Secretary of State (or equivalent governmental officer) of the state of its formation or organization,.

(e) payoff letters in a commercially reasonable form with respect to the Indebtedness to be paid at Closing, which letters provide for the dollar amount required to repay in full all such Indebtedness and for the termination and release of all Liens relating to such Indebtedness following satisfaction of the terms contained in such payoff letters;

(f) a good standing certificate of the Company as of a date not more than ten (10) days prior to Closing from the Secretary of State of the State of North Carolina;

(g) a certificate from the Company dated as of the Closing Date that complies with the requirements of Treasury Regulations § 1.1445-2(c)(3), certifying that the Company is not a U.S. real property holding corporation;

(h) all required consents set forth on the Disclosure Schedule which shall be in full force and effect, in a form reasonably acceptable to Buyer;

(i) counterpart signature pages to the Employment Agreements;

(j) counterpart signature pages to the Restrictive Covenant Agreements; and

(k) evidence of termination or release of all Company guarantees of any Affiliate or third-party Indebtedness.

Any agreement or document to be delivered to Buyer pursuant to this Section 7.1, the form of which is not attached to this Agreement as an exhibit, shall be in form and substance reasonably satisfactory to Buyer.

7.2 Closing Deliveries of Buyer. At the Closing, Buyer shall deliver, or cause to be delivered, the following items to Sellers:

(a) the Closing Cash Payment to the Sellers’ Account in accordance with Section 2.3;

(b) counterpart signature pages to the Employment Agreements; and

(c) counterpart signature pages to the Restrictive Covenant Agreements.

Any agreement or document to be delivered to Sellers pursuant to this Section 7.2, the form of which is not attached to this Agreement as an exhibit, shall be in form and substance reasonably satisfactory to Seller.

7.3 Conditions to Buyer’s Obligation to Close. The obligation of Buyer to close under this Agreement is subject to the following conditions (any one or any portion of which, at the option of Buyer, may be waived in writing by Buyer) existing on the Closing Date.

(a) Representations and Warranties. Each of the representations and warranties of Seller Parties in this Agreement and the disclosures contained in the exhibits and schedules to this Agreement shall be true in all respects at and as of the Closing Date.

(b) Compliance with Conditions. Seller Parties shall perform and comply with all agreements, covenants and conditions in this Agreement required to be performed and complied with by them before Closing. All requisite action in order to consummate this Agreement shall be properly taken by Seller Parties, and Buyer shall have received a certificate from Seller Parties dated the Closing Date to that effect.

(c) Suit or Proceeding. No suits or proceedings, legal or administrative, relating to any of the transactions contemplated by this Agreement shall be overtly threatened or commenced that, in the sole discretion of Buyer, would make it inadvisable for Buyer to consummate the transactions contemplated by this Agreement.

(d) Consents and Approvals. All consents, authorizations and approvals of all federal, state or local governmental agencies and authorities to consummate the transactions contemplated hereby shall have been obtained and the Parties shall have complied with any statutory or regulatory requirements imposed or administered by any of those agencies.

(e) Material Adverse Effect. As of the Closing, there shall have been no material adverse effect or change in the business, operations, prospects or financial condition of the Company, nor shall there have been any change in the condition of the Business, and Buyer shall have received a certificate from Seller Parties dated the Closing Date to both such effects.

(f) Satisfactory Completion of Due Diligence Investigation. Buyer being satisfied in its sole and absolute discretion, with the results of its due diligence investigation of the Company.

(g) Board of Directors/Lender Approval. Buyer shall have obtained approval to consummate the transactions contemplated hereby from its Board of Directors and lender, on terms and conditions acceptable to Buyer.

(h) Third Party Consents. All required third party consents shall have been received in writing in a form satisfactory to Buyer, without the imposition of any conditions that would be adverse to Buyer.

(i) The Employment Agreements shall have been duly executed and delivered by the Parties.

(j) The Restrictive Covenant Agreements shall have been duly executed and delivered by the Parties.

7.4 Conditions to Seller Parties’ Obligation to Close. The obligation of Seller Parties to close under this Agreement is subject to the following conditions (any one or any portion of which, at the option of Seller Parties, may be waived in writing by Seller Parties) existing on the Closing Date.

(a) Representations and Warranties. Each of the representations and warranties of Buyer in this Agreement shall be true in all respects at and as of the Closing Date.

(b) Compliance with Conditions. Buyer shall perform and comply with all agreements, covenants and conditions in this Agreement required to be performed and complied with by it before Closing. All requisite action in order to consummate this Agreement shall be properly taken by Buyer, and Seller Parties shall have received a certificate from Buyer dated the Closing Date to that effect.

(c) Suit or Proceeding. No suits or proceedings, legal or administrative, relating to any of the transactions contemplated by this Agreement shall be overtly threatened or commenced that, in the sole discretion of Seller Parties, would make it inadvisable for Seller Parties to consummate the transactions contemplated by this Agreement.

(d) Consents and Approvals. All consents, authorizations and approvals of all federal, state or local governmental agencies and authorities to consummate the transactions contemplated hereby shall have been obtained and the Parties shall have complied with any statutory or regulatory requirements imposed or administered by any of those agencies.

(e) Third Party Consents. All required third party consents shall have been received in writing in a form satisfactory to Buyer, without the imposition of any conditions that would be adverse to Buyer.

(f) The Employment Agreements shall have been duly executed and delivered by the Parties.

(g) The Restrictive Covenant Agreements shall have been duly executed and delivered by the Parties.

ARTICLE 8

Covenants and Agreements

8.1 Post-Closing Publicity. On or after the Closing Date, Buyer and its Affiliates may issue a press release or similar public announcement with respect to the transactions contemplated herein, so long as Buyer and its Affiliates do not disclose any of the transactions’ financial terms in such press release or public announcement. Except as set forth in the foregoing sentence, following the Closing, no party hereto shall make any press release or other public announcement concerning the transactions contemplated by this Agreement without the prior approval of Buyer or Seller Parties, as the case may be (or in the case of a third party release or announcement, without the prior approval of both of Buyer and Seller Parties), which approval shall not be unreasonably withheld, conditioned or delayed, except to the extent required by Law. Without limiting the foregoing, no party hereto, without the prior written approval of Buyer or Seller Parties, as the case may be, shall disclose the Purchase Price, the approximate amount of the Purchase Price, any other financial information from which the approximate amount of the Purchase Price may be determined, or disclose any of the other essential terms of this Agreement except as required by Law or required for financial reporting purposes and except that the parties (or their respective Affiliates) may disclose such terms to their respective employees, accountants, advisors, and other representatives or their respective financing sources as necessary in connection with the ordinary conduct of their respective businesses (so long as such Persons agree to or are bound by contract to keep the terms of this Agreement confidential on terms substantially similar to those set forth in this Agreement that are applicable to the disclosing party hereunder).

8.2 Expenses. Buyer shall pay all fees and expenses incident to the transactions contemplated by this Agreement which are incurred by Buyer or its representatives or are otherwise expressly allocated to Buyer hereunder or such expenses as are accrued to Buyer on the Final Adjustment Statement, and Seller Parties, or the Company (with the Company only being obligated for payment of any expenses of the Seller Parties and the Company if such payment is made prior to the Closing or such expenses as are accrued to Sellers on the Final Adjustment Statement) shall pay all fees and expenses incident to the transactions contemplated by this Agreement which are incurred by the Seller Parties, or the Company or their respective representatives or are otherwise expressly allocated to Seller Parties hereunder.

8.3 Access by Sellers. Buyer shall, and shall cause the Company to, for a period of five (5) years after the Closing Date, during normal business hours and upon reasonable advance notice, provide Sellers and its designees and representatives with such access to the books and records of the Company as may be reasonably requested by Sellers, which shall be entitled, at their expense, to make extracts and copies of such books and records; provided, however, that the Sellers shall treat confidentially any information obtained pursuant to this Section 8.3, including, without limitation, any information related to Buyer, the Company or the business of the Company. Buyer agrees that it shall not, during such five (5) year period, destroy or cause or permit to be destroyed any material books or records without first obtaining the consent of Sellers (or providing to Sellers notice of such intent and a reasonable opportunity to copy such books or records, at Sellers’ expense, at least thirty (30) days prior to such destruction).

8.4 Further Assurances. From time to time after the Closing, at the request of any party hereto, each other party hereto shall execute and deliver such further certificates, instruments and other documents and take, or cause to be taken, such other action as such party may reasonably request to carry out the transactions contemplated hereby or as may be necessary, proper or advisable under applicable Law.

8.5 Releases.

8.5.1 Seller Parties Release. Effective upon the Closing, each Seller Party, on behalf of himself, herself or itself, and each of their respective successors and assigns (each, a “Seller Releasor”), and in his capacity as a stockholder, member, officer, director, or employee of the Company, hereby releases, acquits and forever discharges, to the fullest extent permitted by Law, the Company and each of its current officers, directors, stockholder, partners, members, Affiliates and employees (each, a “Company Releasee”) of, from and against any and all actions, causes of action, claims, demands, damages, judgments, debts, dues and suits of every kind, nature and description whatsoever, arising from, connected or related to, caused by or based on any facts, conduct, activities, agreements, transactions, events or occurrences known or unknown, of any type that existed, occurred, happened, arose or transpired from the beginning of time through immediately prior to Closing; provided, however, that this release does not constitute a release of (i) any right to enforce Seller Parties’ rights under this Agreement, any Seller Ancillary Agreement or any Company Ancillary, (ii) any rights of such Seller Party to indemnification under the Company’s Organizational Documents, (iii) any rights or claims of Seller Party under or with respect to any Plan in accordance with the terms of such Plan, or (iv) any right or claim that shall arise from events on or following Closing. Seller Parties agree not to, and agree to cause its respective Affiliates, and each of their respective successors and assigns, not to, assert any such claims against the Company Releasees.

8.5.2 Buyer Release. Effective upon the Closing, Buyer, on behalf of itself and the Company and each of their respective stockholders, directors, employees, successors and assigns (each, a “Buyer Releasor”), hereby releases, acquits and forever discharges, to the fullest extent permitted by Law, each of the Seller Parties and, to the extent applicable, their respective Affiliates, agents, attorneys, successors and assigns, in his capacity as a stockholder, member, officer, director, or employee of the Company, of, from and against any and all actions, causes of action, claims, demands, damages, judgments, debts, dues and suits of every kind, nature and description whatsoever, arising from, connected or related to, caused by or based on any facts, conduct, activities, agreements, transactions, events or occurrences known or unknown, of any type that existed, occurred, happened, arose or transpired from the beginning of time through immediately prior to Closing; provided, however, that this release does not constitute a release by the Company or any of the Buyer Releasors of any right to enforce its, his or her rights under this Agreement, any Buyer Ancillary Agreement, Company Ancillary Agreement, or any Employment Agreement, any claim arising from or relating to such agreements, bringing any claim arising from the transactions contemplated by this Agreement, or any other right or claim that shall arise from events following the Closing.

8.6 Employee and Employee Benefit Matters.

8.6.1 Credit. As applicable and to the extent that Buyer does not maintain the employee benefit plans of the Company, on and after the Closing Date, Buyer shall give each employee of the Company (the “Transferred Employees”) full credit for purposes of eligibility to participate and vesting under any employee benefit plans or arrangements maintained by Buyer and its Affiliates made available to the Transferred Employees and for all purposes under any severance plan, paid-time-off or vacation pay plan maintained by Buyer and its Affiliates and made available to the Transferred Employees, for the Transferred Employees’ service to the Company to the same extent such service is recognized by the comparable employee benefit plan or arrangements maintained by said Transferred Employee’s employer immediately prior to the Closing.

8.6.2 Administration. Following the date of this Agreement, the parties hereto shall cooperate in all matters reasonably necessary to effect the transactions contemplated by this Section 8.6.

8.6.3 No Amendment of Buyer Employee Benefit Plans. Notwithstanding anything in this Section 8.6 to the contrary, nothing contained herein, whether express or implied, shall be treated as an amendment to or other modification of any employee benefit plan maintained by Buyer or any of its Affiliates, or shall limit the right of Buyer to amend, terminate or otherwise modify any employee benefit plan maintained by Buyer or any of its Affiliates following the Closing Date. If (a) a Person other than the Buyer, on the one hand, or the Seller Parties, on the other hand, makes a claim or takes other action to enforce any provision in this Agreement as an amendment to any employee benefit plan maintained by Buyer or any of its Affiliates and (b) such provision is deemed to be an amendment to such employee benefit plan maintained by Buyer or any of its Affiliates even though not explicitly designated as such in this Agreement, then, solely with respect to the employee benefit plan maintained by Buyer or any of its Affiliates at issue, such provision shall lapse retroactively and shall have no amendatory effect with respect thereto.

8.6.4 No Third-Party Beneficiaries. The parties hereto acknowledge and agree that all provisions contained in this Section 8.6 are included for the sole benefit of the Buyer, on the one hand, and the Seller Parties, on the other hand, and that nothing in this Agreement, whether express or implied, shall create any third-party beneficiary or other rights (a) in any other Person, including any other employee or former employee of the Company, any other participant in any employee benefit plan maintained by Buyer or any of its Affiliates or any dependent or beneficiary thereof or (b) to continued employment with Buyer or any of its Affiliates.

8.7 Non-Solicitation and Non-Competition.

(a) Non-Competition. In consideration of the mutual covenants provided for herein and the compensation to be paid to Sellers at the Closing, during the period beginning on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date (the “Non-Compete Period”), each of the Seller Parties agrees, for himself or itself that he shall not directly or indirectly own any interest in, manage, control, participate in, consult with, render services for, or in any manner engage in the Business or any business or activities that are the same, similar or competing with the business of the Company anywhere in the United States. Each of the Seller Parties acknowledges that the Company’s business is planned to be conducted nationally and agrees that the provisions in this Section 8.7 shall operate throughout the United States. Nothing herein shall prohibit a Seller Party from being a passive owner of not more than three percent (3%) of the outstanding stock of any class of a corporation which is publicly traded, so long as none has any active participation in the business of such corporation.

(b) Non-Solicitation. During the Non-Compete Period, each of the Seller Parties agrees that he shall not directly or indirectly (i) induce or attempt to induce any Person who is then in the employ of the business of the Company (“Covered Employees”), or who is then providing services as a consultant or agent of the business of the Company to leave the employ of the Company, or in any way interfere with the relationship between the Company and any employee thereof, (ii) hire any of the Covered Employees, or (iii) induce or attempt to induce any customer, supplier, vendor, service provider, employee, licensee, licensor, lessor, franchisee or other business relation of the Company or the business of the Company to cease doing business with the Company, or in any way interfere with the relationship between any such customer, supplier, vendor, service provider, employee, licensee, licensor, lessor, franchisee or other business relation and the Company (including making any derogatory statements or communications about Buyer, the Company or the business of the Company).

(c) Confidentiality. Each of the Seller Parties hereby undertakes that during the Non-Compete Period, Seller Parties shall treat and hold as confidential any information concerning the business or affairs of Buyer, the Company and the business of the Company that is not already generally available to the public or does not become generally available to the public following the date hereof (the “Confidential Information”), refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to Buyer, or destroy, at the request and option of Buyer, all embodiments (including all copies) of the Confidential Information which are in Seller Parties’ possession or under Seller Parties’ control. In the event that Seller Parties are requested or required (by oral question or request for information or documents in any Proceeding, or by interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, Seller Parties shall notify Buyer promptly in writing of the request or requirement so that Buyer may seek an appropriate protective order or waive compliance with the provisions of this Section 8.7(c). If, in the absence of a protective order or the receipt of a waiver hereunder, Seller Parties are, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, Seller Parties may disclose the Confidential Information to the tribunal; provided, that Seller Parties shall use reasonable efforts to obtain, at the request and sole cost and expense of Buyer, an order or other assurance that confidential treatment shall be accorded to such portion of the Confidential Information required to be disclosed as Buyer shall designate.

(d) Remedy for Breach. Seller Parties acknowledge and agree that in the event of a breach by any of the Seller Parties of any of the provisions of this Section 8.7, monetary damages shall not constitute a sufficient remedy. Consequently, in the event of any such breach, the Company, Buyer and/or their respective successors or assigns may, in addition to other rights and remedies existing in their favor, apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof.

(e) Enforcement. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 8.7 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

(f) Acknowledgment. Each of the Seller Parties expressly acknowledges and agrees that each and every restriction contained in this Section 8.7 is reasonable in all respects (including with respect to subject matter, time period and geographical area) and such restrictions are necessary to protect Buyer’s interest in, and value of, the Company (including the goodwill inherent therein).

8.8 Use of Marks. Each of the Seller Parties agrees that, as of the Closing Date, it will cease to use, and shall not permit any of its respective Affiliates or authorize any other Person to use, in any manner (including on the Internet, or as a company name or d/b/a in any sales literature, sales material or in connection with any products or services or otherwise) all Marks associated with the business of the Company or owned by the Company.

8.9 Conduct of the Business Pending the Closing Date. Sellers agree that, except pursuant to the prior written consent of Buyer, during the period commencing on the date hereof and ending on the Closing Date, Sellers will:

(a) Operate the Business only in the ordinary course of business consistent with prior practices and in compliance with all laws, rules and regulations applicable thereto;

(b) Maintain customary levels of customer service with respect to the Business and maintain all existing agreements, contracts, property and equipment at customary levels;

(c) Take all actions reasonably necessary and appropriate to preserve, protect and maintain all of the assets of the Business, other than disposable assets, in customary repair, order and condition (reasonable wear and tear excepted);

(d) Make no disposition, other than a disposition of obsolete and/or otherwise unusable assets;

(e) Not sell, transfer, convey or otherwise dispose of, with or without consideration, any assets used or useful in or relating to the Business;

(f) Not acquire any stock or any property or assets of any other person, firm, association, corporation or other business organization usable in the conduct of the Business, or enter into any contract or agreement or other commitment to effect any of the foregoing except in the ordinary course of business;

(g) Not incur any indebtedness for borrowed money or vary the terms of any existing instruments, nor enter into any other material transaction or commitment in connection with the Business;

(h) Not mortgage, pledge or subject to any Lien, lease, security interest or other charge or encumbrance any of the assets of the Business;

(i) Not adopt any employee benefit plan covering employees of the Business;

(j) Provide Buyer with prompt written notice if any customer of the Business notifies any Seller (in writing or otherwise) that such customer intends to terminate services from the Business or to reduce the volume of its services from the Business; and

(k) Not enter into any contract or agreement or other commitment with any third party relating to any acquisition or disposition of all or a portion of the assets used in, or held for use in, connection with the operations of, the Business.

8.10 Access to Information. Buyer and its representatives shall on and after the date of this Agreement have the right to continue examination of the Company and the Business at the Buyer’s sole costs and expense. This examination shall include, without limitation, a review of the assets, contracts, files (including, without limitation, all reports, title policies, surveys and studies prepared by or on behalf of the Company with respect to any real property), legal documents, and books and records (including, but not limited to, tax returns and correspondence with accountants) of the Company (collectively, the “Due Diligence Material”). Buyer will, among other things, inspect the property and assets of the Company for compliance with all applicable environmental laws and regulations. Buyer may contact the Company’s customers with the prior written consent of Seller Parties. The Seller Parties shall (i) afford to Buyer and to its officers, employees, consultants, accountants, counsel, prospective lenders, agents and other authorized representatives access to the Due Diligence Material, and (ii) cause the Company’s officers, employees, consultants, accountants, counsel and other authorized representatives to furnish to Buyer and to its authorized representatives such additional financial and operating data and other information as to the Company, its businesses and properties as Buyer or its duly authorized representatives may from time to time reasonably request. No examination, investigation or receipt of information pursuant to this Section 8.10 shall qualify any representation or warranty of the Seller Parties or the conditions to the obligations of the Buyer. The Seller Parties hereby release, discharge and hold harmless Buyer, any affiliate of Buyer, and any officer, director, member, employee, agent, consultant, attorney, joint venturer, partner, servant, representative, trustee, successor or assign of Buyer or of any of its affiliates, from all liabilities or claims by reason of any such access or contact referred to above.

8.11 Acquisition Proposals. Until the termination or expiration of this Agreement, the Company and the Seller Parties shall not, directly or indirectly, (i) solicit or initiate submission of inquiries, proposals or offers from any person, corporation, partnership or other entity or group other than Buyer (a “Third Party”) relating to any acquisition or purchase of all or a portion of the assets of, or any equity interest in, the Company or any affiliate of the Company, or (ii) participate in any discussion or negotiations regarding, or furnish to any Third Party any information with respect to any effort or attempt by any Third Party to do or seek to do, any of the foregoing. The Seller shall promptly notify Buyer in writing or electronically (to the attention of CEO) of any such proposal or offer received during the term of this Agreement, including the material terms and conditions of such proposal or offer. In the event of a breach of this Section 8.11, Seller Parties agree that Buyer shall be entitled to any and all available legal and equitable remedies.

8.12 Termination. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and abandoned at any time after the date hereof but not later than the Closing:

(a) by the mutual consent of Seller Parties and Buyer;

(b) by Buyer, at any time after April 30, 2023 (the “Expiration Date”), if by that date, without fault on the part of Buyer, the conditions to Buyer’s obligation to close shall not have been fulfilled or waived other than those conditions that are satisfied by action taken at the Closing; or

(c) by Seller Parties, at any time after the Expiration Date, if by that date, without fault on the part of Seller Parties, the conditions to Seller Parties’ obligations to close shall not have been fulfilled or waived other than those conditions that are satisfied by action taken at the Closing.

8.13 Procedure Upon and Effect of Termination. In the event of any termination and abandonment pursuant to Section 8.12 hereof, written notice thereof shall forthwith be given to the other party and the transactions contemplated hereby shall thereupon be terminated and abandoned, without further action by Buyer or by the Seller Parties, and there shall be no liability on the part of any of the Seller Parties, Buyer or their respective members, managers, officers, directors or shareholders, except for the breach of any representation, warranty, covenant or agreement contained herein.

ARTICLE 9

Tax Matters

9.1 Apportionment of Taxes. All Taxes and Tax liabilities with respect to the Sellers and Company that relate to a Straddle Period, if any, shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period as follows: (a) in the case of Taxes that are either (i) based upon or measured by reference to income, receipts, profits, capital or net worth (including sales and use Taxes), (ii) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible, other than as provided for in Section 9.5) or (iii) required to be withheld, such Taxes allocated to the Pre-Closing Tax Period shall be deemed equal to the amount which would be payable if the Tax year ended at the end of the day on the Closing Date; and (b) in the case of Taxes imposed on a periodic basis with respect to the Company other than those described in subsection (a) of this Section 9.1, such Taxes allocated to the Pre-Closing Tax Period shall be deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction, the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period.

9.2 Tax Returns; Refunds.

9.2.1 Tax Returns. Except as otherwise provided in this Section 9.2.1, Seller (at its sole expense) shall cause the Company to prepare all Tax Returns of the Company that relate to any Pre-Closing Tax Period or any Straddle Period (collectively, “Pre-Closing Tax Returns”) and shall cause the Company to provide to Buyer drafts of such Pre-Closing Tax Returns for review and comment at least sixty (60) days prior to the due date for the filing of each such Pre-Closing Tax Return, including extensions. Not later than thirty (30) days after the Company has provided any such Pre-Closing Tax Return, Buyer Parties shall notify Seller of the existence of any objection, specifying in reasonable detail the nature and basis of such objection that Buyer may have to any item set forth on such draft Pre-Closing Tax Return. Seller Parties (on behalf of itself and the Company) and Buyer Parties agree to consult and resolve in good faith any such objection. If such objection cannot be resolved within five (5) days after delivery of such notice, the parties shall submit such dispute for resolution to the Independent Accountants pursuant to the procedures set forth in Section 2.4.3. If the Independent Accountants cannot resolve such dispute no later than five (5) days prior to the due date for filing the relevant Pre-Closing Tax Return, Seller Parties shall cause the Company to file such Pre-Closing Tax Return in the manner proposed by the Buyer; provided, however, if the dispute is ultimately resolved by the Independent Accountants in favor of Buyer, Buyer may cause the Company to file an amendment to such Pre-Closing Tax Return consistent with the Independent Accountants’ determination. Except as otherwise required by Law, all Pre-Closing Tax Returns shall be prepared consistent with past practices and, for the avoidance of doubt, will provide for a refund, in cash, whenever possible for the overpayment of Taxes or otherwise, rather than a credit for Taxes due for any Post-Closing Tax Period. Seller Parties shall pay to Buyer, within fifteen (15) Business Days of Buyer’s request, any and all Taxes due with respect to such Pre-Closing Tax Returns related to Pre-Closing Tax Periods, except to the extent such Taxes are specifically reflected on the Final Adjustment Statement. Notwithstanding the foregoing, Seller Parties shall prepare and file all Tax Returns that are income Tax Returns (including, but not limited to, IRS Forms 1120S and related, similar state and local income Tax Returns) and pay any income Taxes due and owing with respect thereto to the extent relating to a Pre-Closing Tax Period (except to the extent such Taxes are specifically reflected on the Final Adjustment Statement). The Sellers shall provide all such Tax Returns to the Buyer for their review and comment no later than thirty (30) days before the due date of such Tax Return.

9.2.2 Tax Treatment. None of Buyer, the Company or any Affiliate thereof shall (a) make any election with respect to any Pre-Closing Tax Period, (b) change the Tax treatment of any item on a Tax Return filed after the Closing Date as compared to the treatment of such item on a Tax Return filed by the Company prior to the Closing Date or (c) file any amended Tax Return or initiate, propose or agree to any adjustment of any item with the Internal Revenue Service or any other Taxing Authority with respect to any Pre-Closing Tax Period, if in any such case such action could have the effect of increasing Sellers’ liability for any Taxes, reducing any Tax benefit of Sellers or increasing the obligations set forth in this Agreement.

9.2.3 Refunds. If the Company receives a Tax refund, applies a credit against Taxes, or is able to utilize a credit carryforward, which refund, credit or credit carryforward arises from or is attributable to a Pre-Closing Tax Period, such refund or the amount of such credit or credit carryforward shall be paid to Sellers; provided, however, that Sellers shall not be entitled to any such payment (a) to the extent reflected in the Final Adjustment Statement or (b) attributable to any carryback of an item from a Post-Closing Tax Period. If applicable, Buyer shall cause the Company to prepare, and the Company to file, within fifteen (15) days after the Closing Date, an IRS Form 4466 (and any comparable state and local Tax form) seeking the refund of the amount available for prior Tax payments made by the Company.

9.3 Controversies. Buyer shall cause the Company to notify Sellers in writing within ten (10) days of the receipt by Buyer or the Company of any notice of any inquiries, assessments, proceedings or similar events received from any Taxing Authority with respect to Taxes of the Company for which Sellers may be responsible for payment, directly or indirectly (any such inquiry, assessment, proceeding, litigation, audit or similar event, a “Tax Matter”). Sellers may, at their own expense, participate in and, upon written notice to Buyer, assume the defense of any such Tax Matter. If Sellers assume such defense, Sellers shall have the authority, with respect to such Tax Matter, to represent the interests of the Company before the relevant Taxing Authority and have the right to control the defense, compromise or other resolution of such Tax Matter subject to the limitations contained herein, including responding to inquiries, and contesting, defending against and resolving any assessment for additional Taxes or notice of Tax deficiency or other adjustment of Taxes of, or relating to, such Tax Matter. Buyer has the right (but not the duty) to participate in the defense of such Tax Matter that Sellers are defending and to employ counsel, at its own expense, separate from the counsel employed by Sellers. Sellers shall not enter into any settlement of, or otherwise compromise, any such Tax Matter to the extent that it adversely affects the Tax liability of Buyer, the Company or any Affiliate of the foregoing for a Post-Closing Tax Period without the prior written consent of Buyer Sellers shall keep Buyer informed with respect to the commencement, status, and nature of any such Tax Matter, and will, in good faith, allow Buyer to consult with it regarding the conduct of or positions taken in any such proceeding. If Sellers do not assume the defense of such Tax Matter, Buyer shall keep Sellers informed of the progress of such Tax Matter from time to time and shall consult with Sellers with respect to such Tax Matter. Sellers shall have the right (but not the duty) to participate in the defense of such Tax Matter that Buyer or the Company is defending and to employ counsel, at their own expense, separate from counsel employed by Buyer or the Company. Neither Buyer nor the Company shall have the right to settle (or to consent to the settlement or compromise of) such Tax Matter without the prior written consent of Sellers (which consent shall not be unreasonably withheld, conditioned or delayed) if such settlement or compromise would cause Sellers to be liable for actual payment of any part of the settlement amount to be paid with respect to such Tax Matter or increase Sellers’ liability for Taxes. To the extent the provisions of Section 10.4.1 conflict with the provisions of this Section 9.3, the provisions of this Section 9.3 shall control.

9.4 Cooperation. In connection with the preparation of Tax Returns, audit examinations and any administrative or judicial proceedings relating to the Tax liabilities imposed on the Company for all Pre-Closing Tax Periods, the parties shall cooperate fully with each other, including, without limitation, the furnishing or making available during normal business hours of records, information, personnel (as reasonably required), books of account, powers of attorney or other materials reasonably relevant or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the defense of claims by Taxing Authorities as to the imposition of Taxes. Buyer agrees to (a) retain all books and records with respect to Tax matters pertinent to the Company relating to any Pre-Closing Tax Period until the expiration of the applicable statute of limitations and any extension thereof for the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority and (b) to give Sellers reasonable written notice prior to transferring, destroying or discarding any such books and records and, if Sellers so requests, Buyer shall allow Sellers to take possession of such books and records. Buyer and Sellers shall, upon request, use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

9.5 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest), and all conveyance fees, recording charges and other such charges, in each case incurred in connection with this Agreement shall be paid by Seller Parties when due, and Seller Parties shall, at their own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Law, Buyer shall cooperate with Seller Parties to cause the Company and all other Affiliates of Sellers to join in the execution of any such Tax Returns and other documentation.

9.6 Successors. For purposes of this Article 9, references to the Company, Sellers, Seller Parties, or Buyer shall include successor entities or entities that are treated as successors for U.S. federal income tax purposes.

ARTICLE 10

Indemnification

10.1 Indemnification of Buyer. From and after the Closing and subject to the limitations contained herein, each of the Seller Parties shall, jointly and severally, indemnify, hold harmless, pay and reimburse Buyer and each of its officers, directors, employees, agents, stockholders, Affiliates, successors and assigns (collectively, the “Buyer Indemnitees”), from and against any Losses suffered or incurred by any Buyer Indemnitee on account of, arising from, or in connection with:

(a) any inaccuracy in or breach of any of the representations and warranties made by Seller Parties, or the Company herein or in any signed certificate, instrument or document delivered by the Company or Seller Parties in connection with this Agreement;

(b) any breach or nonperformance of any of the covenants, undertakings or other agreements made by Seller Parties or the Company herein or in any certificate, instrument or other document delivered by Sellers in connection with this Agreement; and

(c) the operation of the Company prior to Closing.

Seller does not make and shall not be deemed to have made, nor is the Buyer relying upon, any representation, warranty, covenant or obligation, other than those representations, warranties, covenants and obligations that are expressly set forth in this Agreement.

10.2 Indemnification of Seller Parties. From and after the Closing and subject to the limitations contained herein, Buyer shall indemnify, hold harmless, pay and reimburse the Seller Parties and each of their respective trustees, beneficiaries, Affiliates, successors and assigns (collectively, the “Seller Indemnitees”), from and against any Losses suffered or incurred by any Seller Indemnitee on account of, arising from or in connection with any

(a) inaccuracy in or breach of any of the representations and warranties, or breach or nonperformance of any of the covenants, undertaking or other agreements made by Buyer herein or in any certificate, instrument or other document delivered by Buyer in connection with this Agreement;

(b) any breach or nonperformance of any of the covenants, undertakings or other agreements made by Buyer or the Company herein or in any certificate, instrument or other documents delivered by Buyer in connection with this Agreement; and

(c) the operation of the Company subsequent to Closing.

Buyer does not make and shall not be deemed to have made, nor is the Sellers relying upon, any representation, warranty, covenant or obligation, other than those representations, warranties, covenants and obligations that are expressly set forth in this Agreement.

10.3 Limitations on Indemnification. Notwithstanding any other provision of this Agreement, the indemnification obligations provided for in this Agreement shall be subject to the limitations and conditions set forth in this Section 10.3.

(a) Any claim by a Buyer Indemnitee for indemnification pursuant to Section 10.1(a) shall be required to be made by delivering written notice to Seller Parties no later than the twelve (12) month anniversary of the Closing Date; provided, that, any claim by a Buyer Indemnitee for indemnification pursuant to Section 10.1(a) with respect to any of the Fundamental Representations may be made at any time. Any covenants made by any Seller Parties, or the Company herein which by their terms are to be performed following the Closing shall survive the Closing in accordance with their respective terms.

(b) The Buyer Indemnitees will make no individual claims unless in excess of Twenty Five Thousand Dollars ($25,000) per single claim and Fifty Thousand Dollars ($50,000) in the aggregate and shall not be entitled to indemnification for any Losses arising under Section 10.1(a) until the aggregate amount of the Buyer Indemnitees’ claims for indemnification under Section 10.1(a) exceeds the Indemnification Threshold and thereafter the Buyer Indemnitees shall be entitled to indemnification under Section 10.1(a) only for amounts in excess of the Indemnification Threshold.

(c) The maximum aggregate indemnification amount to which the Buyer Indemnitees may be entitled under Sections 10.1(a) as of any given date shall be the then- remaining Indemnity Cap Amount which shall be supported in part by the Holdback Amount; provided, that (i) the maximum aggregate indemnification amount to which the Buyer Indemnitees may be entitled under Sections 10.1(a) with respect to the Fundamental Representations shall not be limited, and (ii) the Buyer Indemnitees shall be entitled to seek recovery for any Losses for which the Buyer Indemnitees are entitled to indemnification in excess of the Holdback Amount as offsets against any Year 1 Earnout and Year 2 Earnout or from Seller Parties directly.

(d) The Buyer Indemnitees shall not be entitled to indemnification under this Agreement if, and to the extent that, the Losses are reflected on the Final Adjustment Statement.

(e) The Buyer Indemnitees and the Seller Indemnitees shall take commercially reasonable steps to mitigate any Loss subject to Section 10.1 or Section 10.2, as the case may be, upon becoming aware of any event which would reasonably be expected to, or does give rise thereto.

(f) The amount of Losses payable by an indemnitor under this Article 10 shall be (i) reduced by any insurance proceeds (other than proceeds from any representation and warranty insurance policy that Buyer may obtain) received with respect to the claim for which indemnification is sought, less any fees and costs associated with recovering such proceeds, and (ii) reduced by any amounts recovered from any third parties, by way of indemnification or otherwise, with respect to the claim for which indemnification is sought, less any fees and costs associated with recovering such proceeds. If any payment is made to an indemnitee in respect of Losses after such Losses have been recovered from the indemnitor, the indemnitee shall promptly reimburse the indemnitor upon receipt of such payment.

(g) The parties hereto acknowledge and agree that with respect to any claims for indemnification permitted pursuant to this Agreement, the survival periods set forth in Section 10.3(a) shall govern when any such claim may be brought and shall replace and supersede any statute of limitations that may otherwise be applicable.

(h) Notwithstanding the fact that any indemnitee may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement in respect of any fact, event, condition or circumstance, no indemnitee shall be entitled to recover the amount of any Loss suffered by such indemnitee more than once, regardless of whether such Loss may be as a result of a breach of more than one representation, warranty, obligation or covenant or otherwise. In addition, any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability, or a breach of more than one representation, warranty, covenant or agreement, as applicable.

(i) The limitations set forth in this Section 10.3 shall in no way limit the rights of the Buyer Indemnitees with respect to (i) any claims of, or causes of action arising from, willful misconduct, fraud or claims of, or causes of action for which the sole remedy sought is equitable relief or (ii) any claims of action arising from Section 10.1(b). Buyer Indemnitees shall be entitled to seek recovery for any Losses for which the Buyer Indemnitees are entitled to indemnification arising from Section 10.1(b) in excess of the Holdback Amount as offsets against Year 1 Earnout or Year 2 Earnout or from Seller Parties directly.

10.4 Procedures Relating to Indemnification.

10.4.1 Third-Party Claims. In order for a party (the “indemnitee”) to be entitled to any indemnification provided for under this Agreement with respect to, arising out of or involving a claim or demand made by any Person against the indemnitee (a “Third-Party Claim”), such indemnitee must promptly deliver a notice in writing of the Third-Party Claim (a “Notice of Claim”) to the party from whom indemnification hereunder is sought (the “indemnitor”). Such Notice of Claim shall state in reasonable detail the amount or estimated amount of such claim (to the extent known) and shall identify the specific basis (or bases) for such claim, including the representations, warranties, covenants or obligations in this Agreement alleged to have been breached. Failure to give such prompt notification shall not affect the indemnification provided hereunder, except and only to the extent the indemnitor shall have been actually prejudiced as a result of such failure. Thereafter, upon request by the indemnitor, the indemnitee shall deliver to the indemnitor, without undue delay, copies of all notices and documents (including court papers received by the indemnitee) relating to the Third-Party Claim so long as any such disclosure could not reasonably be expected to have an adverse effect on the attorney-client or any other privilege that may be available to the indemnitee in connection therewith.

Within ten (10) Business Days of receiving a Notice of Claim, the indemnitor may elect to assume and control the defense of the Third-Party Claim set forth therein, with counsel selected by the indemnitor, by providing written notice thereof to the indemnitee and acknowledging in such notice the indemnitor’s indemnification obligations toward the indemnitee in respect of such Third-Party Claim. If the indemnitor assumes such defense in accordance with the preceding sentence, the indemnitee shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnitor, it being understood that the indemnitor shall control such defense; provided, that the indemnitee shall be entitled, at the indemnitor’s expense, to retain one firm of separate counsel of its choosing (along with any required local counsel) if (a) the indemnitor and indemnitee so mutually agree, (b) the indemnitor fails to retain counsel reasonably satisfactory to the indemnitee within ten (10) Business Days of receiving the applicable Notice of Claim, (c) the indemnitee shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the indemnitor or (d) the named parties in any such proceeding (including any impleaded parties) include both the indemnitor and indemnitee and representation of both sets of parties by the same counsel would be inappropriate due to actual or potential differing interests between them. If the indemnitor does not assume the defense of a Third-Party Claim in accordance with this paragraph within ten (10) Business Days after delivery of the applicable Notice of Claim, the indemnitee against which such Third-Party Claim has been asserted shall (upon delivering notice to such effect to the indemnitor) have the right to undertake the defense, compromise and settlement of such Third-Party Claim (subject to the following paragraph), and the indemnitor shall be liable for any resulting settlement of such Third-Party Claim and for any final judgment with respect thereto, subject in all cases to the limitations and other defenses that the indemnitor has or may have hereunder. In the event the indemnitor assumes the defense of the Third-Party Claim in accordance with this paragraph, the indemnitor shall keep the indemnitee reasonably informed of the progress of any such defense, compromise or settlement, and in the event that indemnitee assumes the defense of the claim in good faith, the indemnitee shall keep the indemnitor reasonably informed of the progress of any such defense, compromise or settlement. If the indemnitor so assumes the defense of any Third-Party Claim in accordance with this paragraph, all of the indemnified parties shall reasonably cooperate with the indemnitor in the defense or prosecution thereof. Such cooperation shall include, at the expense of the indemnitor, the retention and (upon the indemnitor’s request) the provision to the indemnitor of records and information which are reasonably relevant to such Third-Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

The indemnitee shall not settle, compromise or discharge such Third-Party Claim without the indemnitor’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). The indemnitor shall not, without the written consent of the indemnitee (which consent shall not be unreasonably withheld, conditioned or delayed), enter into any settlement, compromise or discharge or consent to the entry of any judgment which imposes any obligation or restriction upon the indemnitee or does not include as an unconditional term thereof the giving by each claimant or plaintiff to such indemnitee of a release from all liability with respect to such Third-Party Claim.

10.4.2 Other Claims. In the event any indemnitee should have a claim against any indemnitor under this Agreement that does not involve a Third-Party Claim, the indemnitee shall deliver written notice of such claim to the indemnitor promptly following discovery of any indemnifiable Loss, but in any event, in the case of the Buyer Indemnitees, not later than the last date set forth in Section 10.3 for making such claim, to the extent applicable. Failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnitor shall have been actually prejudiced as a result of such failure. Such notice shall state in reasonable detail the amount or an estimated amount of such claim (to the extent known), and shall specify the facts and circumstances which form the basis (or bases) for such claim, and shall further specify the representations, warranties or covenants alleged to have been breached. Upon receipt of any such notice, the indemnitor shall notify the indemnitee as to whether the indemnitor accepts liability for any Loss. If the indemnitor disputes its liability with respect to such claim in whole or in part or fails to respond to the same within fifteen (15) days from receipt of such notice, the indemnitee shall be free to pursue such remedies as may be available to the indemnitee under this Agreement or applicable Law; provided, however, that indemnitee shall not be required to provide notice before pursuing such injunctive relief as may be available to the indemnitee under this Agreement or applicable Law.

10.5 Holdback Amount. For any Loss for which the Seller Parties are obligated to indemnify the Buyer Indemnitees, the Buyer Indemnitees shall seek reimbursement for such Loss from the Holdback Amount first, and once the Holdback Amount is exhausted, then the Buyer Indemnitees may proceed to collect the unreimbursed amount of such Loss: (a) in the case of any indemnification claim pursuant to Section 10.1(a) or (b), from any offset against any Year 1 Earnout and/or Year 2 Earnout, or (b) in the case of any indemnification claim pursuant to Section 10.1(a) or (b), the Seller Parties jointly and severally, subject to the limitations set forth in this Agreement, which may be satisfied by payment (to be made within fifteen (15) days after the final determination of such Losses) of such amount of such Losses owed by the Seller Parties in immediately available funds to an account designated in writing by Buyer Indemnitees. The foregoing restrictions shall be in addition to, and not in limitation of, any further limitation of liability that might otherwise apply (whether by reason of a Buyer Indemnitee’s waiver, relinquishment or release of any applicable rights or otherwise). Buyer may not hold any portion of the Holdback Amount more than twelve (12) months after the Closing Date, unless mutually agreed upon by the parties, and on the first annual anniversary of this Agreement Buyer shall pay the remaining Holdback Amount, less any pending claims to the Sellers. Once any pending claims are resolved in accordance with this Agreement, the then remaining Holdback Amount shall be paid to Sellers.

10.6 Limitation of Remedies. Each party acknowledges and agrees that, should the Closing occur, the sole and exclusive remedy with respect to any and all claims relating to this Agreement or the transactions contemplated hereby (other than claims of, or causes of action arising from, willful misconduct, fraud or claims of, or causes of action for which the sole remedy sought is equitable relief) shall be pursuant to the indemnification provisions set forth in this Article 10. In furtherance of the foregoing, Buyer and Seller Parties, hereby waive on behalf of itself or himself and all other Persons who might claim by, through or under him or it, from and after the Closing, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, willful misconduct, fraud or claims of, or causes of action for which the sole remedy sought is equitable relief) which any such other Person may have arising under or based upon any Law and that relates to the transactions contemplated herein or to any aspect of the businesses of the Company, except pursuant to the indemnification provisions set forth in this Article 10.

10.7 Subrogation. Upon making any indemnity payment pursuant to Sections 10.1 or 10.2, as applicable, the indemnitor shall be subrogated to all rights of the indemnitee or reimbursed party, as applicable, against any third party in respect of the Losses to which the payment related. The parties hereto will execute upon request, all instruments reasonably necessary to evidence and perfect the above-described subrogation rights.

10.8 Characterization of Indemnification Payments. The parties agree that any indemnification payments made pursuant to this Article 10 shall be treated for all Tax purposes as an adjustment to the Cash Purchase Price unless otherwise required by Law.

10.9 Knowledge No Affect. No knowledge of any breach, claim, Liability, or other obligation, whether obtained by notice hereunder or otherwise, will affect any party’s right to indemnification or other remedy provided for in this Agreement in respect of any such matter of which it obtains knowledge or receives such notice unless the relevant party expressly waives such right or remedy in writing.

ARTICLE 11

Certain Definitions

When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Article 11, or elsewhere in this Agreement as indicated in this Article 11:

“Accounting Policies” is defined in Section 2.3.

“Accounts Receivable List” is defined in Section 4.19.

“Affiliate” of a specified Person means any other Person which, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person, and, if such specified Person is a natural person, any of such Person’s parents, brothers, sisters, spouse or children. For purposes of this definition, “control” of any Person means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting capital stock or equity interests, by Contract, or otherwise.

“Agreement” means this Stock Purchase Agreement.

“AR Holdback Amount” means One Million Nine Hundred Eleven Thousand Five Hundred and Sixty One Dollars and 17/100 ($1,911,561.17) to be held, disbursed and/or released by Buyer pursuant to the terms hereof.

“Business” means the business of the Company, as conducted as of the date hereof and during the immediately preceding twelve (12) months, including project management capability to complete complex projects for the installation, ongoing support and service related deploying and servicing technologies related to including POS, structured cabling, network infrastructure, cameras, kitchen video, data displays, drive thru systems, cellular backup primarily for the retail, grocery and hospitality chain industry, and providing computer technology-based hardware products, inclusive of mobile computers, portable and desktop printers, POS sale equipment, pinpads, credit card authorization devices, consumables, professional services, managed services, repair services, deployment services and integrated software directly to end users in the fields of wireless LAN infrastructure, RFID solutions, voice directed solutions, Automatic Identification and Data Collection (AIDC) solutions.

“Business Day” means any day other than a Saturday, Sunday or day on which banking institutions in Los Angeles, California are authorized or obligated pursuant to Law to be closed.

“Business Systems” is defined in Section 4.12(f).

“Buyer” is defined in the preamble of this Agreement.

“Buyer Ancillary Agreements” is defined in Section 5.1.

“Buyer Indemnitees” is defined in Section 10.1.

“Buyer Releasor” is defined in Section 8.5.2.

“Cash Purchase Price” is defined in Section 2.2(a).

“Closing” and “Closing Date” are defined in Article 6.

“Closing Cash Payment” is defined in Section 2.3.

“Closing Certificate” is defined in Section 2.3.

“Closing Indebtedness” means the Indebtedness of the Company immediately prior to the Closing. For the avoidance of doubt, Closing Indebtedness will be determined without giving effect to the transactions contemplated hereby.

“Closing Working Capital” means the Working Capital of the Company as of the Effective Time. For the avoidance of doubt, Closing Working Capital will be determined without giving effect to the transactions contemplated hereby. For purposes of clarity, the parties acknowledge and agree that any cash collected by Company prior to Closing for services and products that will be delivered by Company after the Closing Date is deemed by the parties to be an asset to the extent of retained cash and a current liability of Company to the extent of the any outstanding performance obligation on the Closing Date.

“Code” means the United States Internal Revenue Code of 1986, as amended, and the regulations thereunder.

“Collective Bargaining Agreement” means any collective bargaining agreement, labor Contract or other Contract with any labor union, works council or employee organization.

“Company” is defined in the preamble of this Agreement.

“Company Ancillary Agreements” is defined in Section 4.1(b).

“Company Assets” is defined in Section 4.11€.

“Company Intellectual Property” means Intellectual Property owned by the Company.

“Company’s Knowledge” and “Seller Parties’ Knowledge” means the actual knowledge of any Seller Party, and the knowledge each such Seller Party would have after a reasonable review of the Company’s books and records.

“Company Products” is defined in Section 4.22.

“Company Releasee” is defined in Section 8.5.1.

“Contract” means any legally binding written contract, agreement, lease or license, but specifically excluding quotes and responses to requests for proposals.

“Disclosure Schedule” is the disclosure schedule, dated as of the date hereof, delivered to Buyer in connection with the execution and delivery of this Agreement.

“Effective Time” is defined in Article 6.

“Employment Agreements” means the employment agreements between the Company and each of Bart Collins and Terry Morgan in form mutually satisfactory to the Parties.

“Enforceability Exceptions” is defined in Section 3.3.

“Environment” means soil, surface waters, groundwater, land, stream, sediments, surface or subsurface strata or ambient air.

“Environmental Law” means, whenever in effect, any Law or contractual obligation, in each case concerning public or worker health or safety, pollution or protection of human health or the Environment. Environmental Laws shall include, without limitation, Laws relating to (i) Releases or threatened Release of, or exposure to, Hazardous Materials, (ii) the manufacture, registration, distribution, formulation, packaging or labeling of Hazardous Materials or products containing Hazardous Materials, (iii) the manufacture, processing, distribution, use, treatment, generation, storage, containment, transport or handling of Hazardous Materials, (iv) recordkeeping, notification, disclosure, or reporting requirements regarding Hazardous Materials, (v) endangered or threatened species of fish, wildlife and plants, and the management or use of natural resources, and (vi) the preservation of the environment or mitigation of adverse effects on or to human health or the environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.

“Estimated Closing Indebtedness” is defined in Section 2.3.

“Estimated Closing Working Capital” is defined in Section 2.3.

“Estimated Cash Purchase Price” is defined in Section 2.3.

“Final Adjustment Statement” is defined in Section 2.4.4.

“Final Post-Closing Adjustment” is defined in Section 2.4.4.

“Financial Statements” is defined in Section 4.5(a).

“Fundamental Representations” means, collectively, those representations and warranties set forth in Section 3.1 Authority; Capacity and Representation; Section 3.2 Ownership of Shares; Section 3.3 Execution and Delivery, Enforceability; Section 3.6 Brokerage; Section 4.1(a), 4.1(b) and (c) Organization and Good Standing, Authority, Enforceability; Section 4.2 Shares of Company; Section 4.7 Taxes; Section 4.16 Environmental; and Section 4.25 Brokerage.

“GAAP” means generally accepted accounting principles, as in effect in the United States either from time to time as applied to periods prior to the Closing Date or as applied on the Closing Date, as applicable, and in either case, applied on a basis consistent with the past practices of the Company.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of any such government or political subdivision, or any self-regulated organization or other non-governmental regulating authority (to the extent that the rules, regulations or orders of such authority have the force of law), or any arbitrator, tribunal or court of competent jurisdiction.

“Hazardous Material” means any hazardous, toxic, deleterious, radioactive, noxious or harmful chemical, substance, waste, material, pollutant, or contaminant, petroleum and petroleum products, by-products, derivatives or wastes, greenhouse gases, asbestos or asbestos-containing materials or products, polychlorinated biphenyls (PCBs) or materials containing same, lead or lead-based paints or materials above legally acceptable levels.

“Holdback Amount” means Five Hundred Thousand Dollars ($500,000) to be held, disbursed and/or released by Buyer pursuant to the terms hereof.

“Improvements” is defined in Section 4.11(c).

“Indebtedness” means, as at any date of determination thereof (without duplication), all obligations of the Company in respect of: (a) any borrowed money or funded indebtedness or obligations issued in substitution for or exchange for borrowed money or funded indebtedness (including obligations with respect to principal, accrued interest and any applicable prepayment charges or premiums); (b) any indebtedness evidenced by any note, bond, debenture or other debt security; (c) capital lease obligations; (d) any indebtedness guaranteed by the Company; (e) any obligations with respect to any interest rate hedging or swap agreements; (f) the amount drawn upon any letters of credit; (g) any accrued, but unpaid, employee bonuses, deferred compensation, change of control or severance payments due and owing by the Company; (h) any pension obligations; (i) all customer deposits and deferred revenue; and (j) all earnout obligations to any third party. The foregoing calculation of Indebtedness shall not include the principal amount of any undrawn letters of credit or the amount of issued but uncleared checks, wire transfers and drafts written or issued by the Company as of the Closing Date.

“Indemnification Threshold” means Fifty Thousand Dollars ($50,000).

“indemnitee” and “indemnitor” are defined in Section 10.4.1.

“Indemnity Cap Amount” means One Million Dollars ($1,000,000).

“Independent Accountants” is defined in Section 2.4.3.

“Intellectual Property” means any of the following in any jurisdiction throughout the world: (a) patents, patent applications, patent disclosures and inventions, including any continuations, divisionals, continuations-in-part, renewals and reissues for any of the foregoing; (b) Internet domain names, trademarks, service marks, trade dress, trade names, logos, slogans and corporate names and registrations and applications for registration thereof together with all of the goodwill associated therewith; (c) copyrights (registered or unregistered) and copyrightable works and registrations and applications for registration thereof; (d) mask works and registrations and applications for registration thereof; (e) computer Software (excluding Off-the-Shelf Software), data, data bases and documentation thereof; (f) trade secrets and other confidential information (including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial and marketing plans and customer and supplier lists and information) (collectively, “Trade Secrets”); and (g) copies and tangible embodiments thereof (in whatever form or medium).

“Inventory Holdback Amount” means Three Hundred Thousand Five Hundred and Thirty Four Dollars and 29/100 ($300,534.29) to be held, disbursed and/or released by Buyer pursuant to the terms hereof.

“Know-How” is defined in Section 4.12(i).

“Law” means any federal, state, regional, local or foreign law, statute, ordinance, code, treaty, rule, regulation, order or requirement of any Governmental Authority.

“Leased Real Property” is defined in Section 4.11(a).

“Leases” is defined in Section 4.11(a).

“Licenses” is defined in Section 4.12(b).

“Lien” means any lien (including mechanic’s and materialman’s liens), charge, mortgage, pledge, easement, encumbrance, security interest, matrimonial or community interest, tenancy by the entirety claim, adverse claim, judgment, encumbrance or any other title defect or restriction of any kind.

“Loss” or “Losses” means any and all losses, liabilities, damages, demands, claims, costs, suits, actions or causes of action, judgments, awards, assessments, interests, penalties or expenses.

“Material Adverse Effect” means any change, event, circumstance, development, occurrence or effect that individually or taken together with any other change, event, circumstance, development, occurrence or effect is, or would reasonably be expected to be, (a) materially adverse to the business, operations, financial condition properties, assets, liabilities or results of operations of the Company taken as a whole, or (b) reasonably expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement; provided, however, that changes in business or economic conditions affecting the economy or the Company’ industries generally, including cyclical fluctuations and trends will not be deemed, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been, a “Material Adverse Effect.”

“Material Contracts” is defined in Section 4.13.

“Material Customers” is defined in Section 4.18.

“Material Vendors” is defined in Section 4.18.

“Most Recent Financial Statements” is defined in Section 4.5(a).

“Notice of Claim” is defined in Section 10.4.1.

“Off-the-Shelf Software” means off-the-shelf personal computer software, as such term is commonly understood, that is commercially available under non-discriminatory pricing terms on a retail basis.

“Order” means any judgment, injunction, award, decision, decree, ruling, verdict, writ or order of any nature of any Governmental Authority.

“Organizational Documents” means the articles of incorporation, articles of organization, certificate of incorporation, limited partnership agreement, limited liability company operating agreement, code of regulations and by-laws (or equivalents thereof) and/or other governing documents of any corporation, limited liability company, partnership, trust, unincorporated association or other entity or organization.

“Permits” is defined in Section 4.10.

“Permitted Liens” means: (a) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business; (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business and under which the Company is not in default; (c) Liens arising by operation of Law, including Liens arising by virtue of rights of customers, suppliers and subcontractors in the ordinary course of business under general principles of commercial Law; (d) Liens for current Taxes and utilities not yet due and payable or which are being contested in good faith and, in connection therewith, appropriate reserves have been set aside in accordance with GAAP; (e) Leases set forth in Section 4.11(a) of the Disclosure Schedule; (f) easements, covenants, rights-of-way and other similar restrictions or conditions of record or which would be shown by a current accurate survey of any of the Leased Real Property, none of which, individually or in the aggregate, materially impairs the continued use and operation of such Leased Real Property; and (g): (i) zoning, building and other similar restrictions imposed by applicable Laws; (ii) Liens that have been placed by any developer, landlord or other third party on property over which the Company has easement rights or, on any Leased Real Property, under any lease or subordination or similar agreements relating thereto; and (iii) unrecorded easements, covenants, rights-of-way and other similar restrictions on the Leased Real Property, none of which, individually or in the aggregate, materially impairs the continued use and operation of such Leased Real Property.

“Person” means an individual, a corporation, a limited liability company, a partnership, a trust, an unincorporated association, a government or any agency, instrumentality or political subdivision of a government, or any other entity or organization.

“Plans” is defined in Section 4.9.

“Post-Closing Tax Period” means any taxable period that begins after the Closing Date; in the case of a Straddle Period, the portion of the Straddle Period that begins immediately after the Closing Date shall constitute a Post-Closing Tax Period.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date; in the case of a Straddle Period, the portion of the Straddle Period that ends on and includes the Closing Date shall constitute a Pre-Closing Tax Period.

“Pre-Closing Tax Returns” is defined in Section 9.2.1.

“Preliminary Adjustment Statement” is defined in Section 2.4.1.

“Improvements” is defined in Section 2.4.1.

“Purchase Price” is defined in Section 2.2.

“Related Person” is defined in Section 4.17.

“Release” shall have the meaning assigned it at 42 U.S.C. Section 9601(22) without giving effect to exception clause (A) therein.

“Restrictive Covenant Agreements” means the restrictive covenant agreements between the Company and each of Wayne Williams, Bart Collins, and Terry Morgan in form mutually satisfactory to the Parties.

“Seller” and “Sellers” are defined in the preamble of this Agreement.

“Seller Ancillary Agreements” is defined in Section 3.1.

“Seller Indemnitees” is defined in Section 10.2.

“Seller Releasor” is defined in Section 8.5.1.

“Sellers’ Account” is defined in Section 2.3.

“Shares” is defined in the recitals of this Agreement.

“Software” means, as they exist anywhere in the world, computer software programs, including all source code, object code, specifications, databases, designs and documentation related to such programs.

“Straddle Period” means a taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” and “Subsidiaries” means, as of the relevant date of determination, with respect to any Person, a corporation or other Person of which 50% or more of the voting power of the outstanding voting equity interests or 50% or more of the outstanding economic equity interest is held, directly or indirectly, by such Person.

“Tax” or “Taxes” means: any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including, without limitation, (a) taxes imposed on, or measured by income, gross receipts, franchise, or profits, and (b) license, payroll, employment, escheat, withholding, excise, severance, stamp, occupation, premium, windfall profits, customs duties, capital stock, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, ad valorem capital gains, goods and services, branch, utility, production and compensation taxes.

“Tax Matter” is defined in Section 9.3.

“Tax Return” means any return, declaration, report, claim for refund, election, disclosure, estimate, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof required to be filed with any Taxing Authority with respect to Taxes.

“Taxing Authority” means any domestic or foreign national, state, provincial, multi-state or municipal or other local executive, legislative or judicial government, court, tribunal, official, board, subdivision, agency, commission or authority thereof, or any other governmental body exercising any regulatory or taxing authority thereunder having jurisdiction over the assessment, determination, collection or other imposition of any Tax.

“Third-Party Claim” is defined in Section 10.4.1.

“Trade Secrets” is defined in the definition of “Intellectual Property.”

“Transferred Employee” is defined in Section 8.6.1.

“Working Capital” means (a) the sum of the Company’s current assets, excluding any income Tax assets (current, deferred or otherwise), minus (b) the sum of the Company’s current liabilities, excluding (i) Indebtedness, and (ii) any current, deferred or other income or franchise Tax liabilities, ; in all cases, calculated in accordance with Section 2.4.1 hereof (including, the policies, practices and procedures described in Section 2.4.1 of the Disclosure Schedule). A sample calculation of Working Capital, including each specific general ledger account, is set forth on Exhibit 2.4.1 hereto. For the avoidance of doubt, Working Capital will be determined without giving effect to the transactions contemplated hereby.

“Working Capital Target” means Three Million Dollars ($3,000,000).

ARTICLE 12

Construction; Miscellaneous Provisions

12.1 Notices. Any notices, reports, demands, claims and other communications hereunder to be given or delivered pursuant to this Agreement shall be ineffective unless given or delivered in writing, and shall be given or delivered in writing as follows:

(a) If to Buyer, to:

DecisionPoint Systems, Inc.

8697 Research Drive

Irvine, California 92618

Attention: Steven Smith, CEO

Email: ssmith@decisionpt.com

With a copy to:

Della Pietra & Associates LLP

100 Passaic Avenue

Fairfield, New Jersey 07004

Attention: Christopher V. Della Pietra

Email: cdellapietra@pdplawfirm.com

(b) If to Seller Parties:

Mr. Wayne Williams

Mr. Bart Collins

Macro Integration Services, Inc.

420-A North Chimney Rock Road

Greensboro, North Carolina 27410

Email:

With a copy to:

Tuggle Duggins, P.A.

400 Bellemeade Street, Ste 800

Greensboro, NC 27401

Attention: Michael J. Wenig

Email: mwenig@tuggleduggins.com

or in any case, to such other address for a party as to which notice shall have been given to Buyer and Seller Parties in accordance with this Section 12.1. Notices so addressed shall be deemed to have been duly given (i) on the first (1st) Business Day after the day of registration, if sent by registered or certified mail, postage prepaid, (ii) on the next Business Day following the documented acceptance thereof for next-day delivery by a national overnight air courier service, or (iii) on the date sent by electronic mail transmission, if electronically confirmed. Otherwise, notices shall be deemed to have been given when actually received at such address.

12.2 Entire Agreement. This Agreement, the Disclosure Schedule hereto constitute the exclusive statement of the agreement among the Buyer and each of the Seller Parties concerning the subject matter hereof, and supersedes all other prior agreements, oral or written, among or between any of the parties hereto concerning such subject matter. All prior and contemporaneous negotiations among or between any of the parties hereto are superseded by this Agreement, and there are no representations, warranties, promises, understandings or agreements, oral or written, in relation to the subject matter hereof among or between any of the parties hereto other than those expressly set forth or expressly incorporated herein.

12.3 Modification. No amendment, modification or waiver of this Agreement or any provision hereof, including the provisions of this sentence, shall be effective or enforceable as against a party hereto unless made in a written instrument that specifically references this Agreement and that is signed by the party waiving compliance.

12.4 Jurisdiction and Venue; Waiver of Jury Trial. Each party hereto agrees that any claim relating to this Agreement shall be brought in the state courts of competent jurisdiction located in Delaware and the federal courts located in Delaware, and all objections to personal jurisdiction and venue in any action, suit or proceeding so commenced are hereby expressly waived by all parties hereto. The parties waive personal service of any and all process on each of them and consent that all such service of process shall be made in the manner, to the party and at the address set forth in Section 12.1 of this Agreement, and service so made shall be complete as stated in such section. Notwithstanding the foregoing, any disputes between the parties that are submitted to the Independent Accountants for resolution pursuant to the terms of Section 2.4.3 shall be resolved as set forth in accordance with the terms of such section. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.4.

12.5 Enforcement. The parties hereto agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any party is entitled at law or in equity. Each party agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

12.6 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of Buyer, the Company and each of the Seller Parties and their respective successors and permitted assigns.

12.7 Headings. The article and section headings used in this Agreement are intended solely for convenience of reference, do not themselves form a part of this Agreement, and may not be given effect in the interpretation or construction of this Agreement.

12.8 Number and Gender; Inclusion. Whenever the context requires in this Agreement, the masculine gender includes the feminine or neuter, the neuter gender includes the masculine or feminine, the singular number includes the plural, and the plural number includes the singular. In every place where it is used in this Agreement, the word “including” is intended and shall be construed to mean “including, without limitation.”

12.9 Counterparts. This Agreement and each document delivered pursuant to this Agreement may be executed by the parties in separate counterparts and by facsimile or by electronic mail with scan or attachment signature, each of which when so executed and delivered shall be deemed an original, and all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof or thereof each signed by less than all, but together signed by all of the parties. A facsimile, electronic or other copy of a signature shall be deemed an original for purposes of this Agreement.

12.10 Third Parties. Except as may otherwise be expressly stated herein, no provision of this Agreement is intended or shall be construed to confer on any Person, other than the parties hereto and their respective successors and permitted assigns, any rights hereunder.

12.11 Time Periods. Any action required hereunder to be taken within a certain number of days shall, except as may otherwise be expressly provided herein, be taken within that number of calendar days; provided, that if the last day for taking such action falls on a Saturday, a Sunday, or a legal holiday, the period during which such action may be taken shall automatically be extended to the next Business Day.

12.12 Construction. This Agreement and the other documents contemplated herein shall be deemed to have been drafted by the parties, and neither this Agreement nor any other document contemplated herein shall be construed against any party as the principal draftsperson hereof or thereof.

12.13 Governing Law. This Agreement and the performance of the transaction and obligations of the parties hereunder shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the choice-of-laws or conflict-of-laws provisions thereof.

12.14 Section 338(h)(10) Election.

(a) If requested in writing by the Buyer no later than thirty (30) days prior to the election deadline, Sellers shall cooperate with Buyer in making and filing an election on Internal Revenue Service Form 8023 under Section 338(h)(10) of the Code with respect to the sale and purchase of shares pursuant to this Agreement and any similar state law provisions in all states in which such elections are legally permitted to be made in connection with the sale and purchase of the shares pursuant to this Agreement, and each party shall provide the others with all necessary information reasonably requested in writing by the other party to permit such elections to be made (referred to as the “338 Election”). If timely requested in writing by the Buyer, Sellers shall, at Buyer’s expense, as promptly as practicable following the Closing Date, cooperate with Buyer as reasonably requested in writing by Buyer so that Buyer can take all actions necessary and appropriate (including filing such forms, returns, schedules and other documents as may be required) to effect and preserve a timely Code Section 338(h)(10) election with respect to the transactions contemplated by this Agreement; provided, however, that (i) Buyer shall be the party responsible for preparing Internal Revenue Service Form 8023 and any other forms, returns, schedules and other documents necessary for making an effective and timely Code Section 338(h)(10) election with respect to the transactions contemplated by this Agreement and (ii) any such forms, returns, schedules and other documents shall be prepared and filed at Buyer’s expense and shall be subject to Sellers’ review and approval (not to be unreasonably withheld, conditioned or delayed). Without limiting the foregoing: within forty five (45) days after the final determination of the Closing Working Capital, Buyer shall deliver to the Seller an allocation of the “aggregate deemed sales price” (as such term is defined in Treasury Regulations Section 1.338- 4) among the assets of Company in accordance with Treasury Regulations Sections 1.338-6 and 1.338-7 (the “Allocation Statement”), including any work papers, schedules and other information used in connection with preparing the Allocation Statement. The parties agree that no portion of the aggregate deemed sales price will be allocated to any non-solicitation, non-compete or other restrictive covenants provided in this Agreement, and that the allocation to depreciable assets will be based on each such asset’s adjusted basis for U.S. federal income Tax purposes immediately prior to the Closing Date. The allocation of the aggregate deemed sales price shall be in accordance with the fair market value of the acquired assets as provided in Section 1060 of the Code. The Sellers shall have the right to review the Allocation Statement. Within forty-five (45) days after the Sellers’ receipt of the Allocation Statement, the Sellers shall indicate its concurrence therewith, or propose to Buyer any changes to the Allocation Statement. The Sellers’ failure to notify Buyer of any objection to the Allocation Statement within forty-five (45) days after receipt thereof shall constitute the Sellers’ concurrence therewith. Should the Sellers propose any change to the Allocation Statement, Buyer and the Sellers shall cooperate to resolve any disagreement regarding the Allocation Statement. If Buyer and the Sellers are unable to reach an agreement, any dispute arising under this Section 12.14 shall be referred to the Independent Accountants for resolution in a manner similar to Section 2.4.3. The Final Allocation Statement shall be binding on the parties, and all Tax Returns filed by Buyer, Company and the Seller shall be prepared consistently with the Final Allocation Statement, and none of them shall take a position on any Tax Return or other form or statement contrary to such allocation, unless otherwise required by applicable Law. Any adjustments to the Purchase Price pursuant to this Agreement shall be allocated by the Buyer in a manner consistent with the Allocation Statement, and shall be subject to the procedures and dispute resolution mechanisms set forth in this Section.

(b) To the extent any election under Code Section 338(h)(10) (or similar provision of state or local Law) is made in connection with the transactions contemplated by this Agreement, this Section 12.14(b) shall apply. Buyer shall be responsible for all Taxes imposed on Company or Sellers as a result of the making of the elections contemplated by Section 12.14(a). Within thirty (30) days following the determination of the Final Allocation Schedule pursuant to 12.14(a), Buyer shall prepare and deliver to the Sellers a calculation of the Gross-Up Amount. For purposes of this Agreement, the “Gross-Up Amount” is an amount equal to the sum of (a) the excess of (i) the aggregate U.S. federal, state and local Taxes payable by the Seller and Company as a result of receipt from Buyer of the Purchase Price (and any other amounts properly treated as consideration in respect of the purchase and sale of the Shares pursuant to this Agreement) over (ii) the hypothetical aggregate amount of U.S. federal, state and local Taxes that would have been payable by Sellers if no election under Code Section 338(h)(10) (or similar provision of state or local Law) were made in connection with the transactions contemplated by this Agreement, and assuming all other facts and circumstances applicable to the determination of the amount of Taxes incurred on such proceeds remain unchanged) and (b) any incremental U.S. state and federal income Taxes imposed on the Sellers or Company attributable to any payments made by Buyer pursuant to this Section 12.14(b). The Sellers will provide to Buyer any comments to Buyer’s calculation of the Gross-Up Amount in writing within forty-five (45) days of receipt thereof, setting forth in reasonable detail the basis for any disputed items. If the Sellers do not provide written notice to Buyer of the basis of its disagreement with Buyer’s calculation of the Gross-Up Amount within such forty-five (45) day period, the Gross-Up Amount as calculated by Buyer shall be final and binding upon the parties. If Sellers do provide such written notice within such forty- five (45) day period, and the parties are unable to agree on any item with respect to the calculation of the Gross-Up Amount set forth in such written notice, the parties shall refer the disputed item to the Independent Accountants for resolution in accordance with the provisions set forth in Section 2.4.3. The Independent Accountant’s resolution of any issue with respect to the Gross-Up Amount shall be final and binding on the parties. To the extent any true-up payments become due and payable to Sellers pursuant to the terms of this Agreement, the Gross-Up Amount shall be recalculated by Buyer in accordance with the terms of this Section 12.14(b) (including the notice and dispute resolutions mechanisms herein). Payment in respect of the Gross-Up Amount shall be made by Buyer to Sellers in cash within five (5) days following the determination of the Gross-Up Amount.

[signature pages follow]

IN WITNESS WHEREOF, Buyer and Seller Parties have executed and delivered this Stock Purchase Agreement, or have caused this Stock Purchase Agreement to be executed and delivered by their duly authorized representatives, as of the date first written above.

BUYER:

DECISIONPOINT SYSTEMS, INC.,
a Delaware corporation

By:	/s/ Steven Smith
	Name:	Steven Smith
	Title:	CEO

[Buyer Signature page to Macro Integration Services, Inc. Purchase Agreement]

SELLER PARTIES

The Durwood Wayne Williams Revocable Trust

By:	/s/ Durwood W. Williams
Durwood W. Williams, Trustee

Collins Family Living Trust

By:	/s/ Bartley E. Collins
Bartley E. Collins, Trustee

By:	/s/ Jennifer A. Collins
Jennifer A. Collins, Trustee

/s/ Durwood W. Williams
Durwood W. Williams

/s/ Bartley E. Collins
Bartley E. Collins

Schedule A

First Earnout Period		Second Earnout Period
EBITDA		EBITDA
Milestone	Earnout	Milestone	Earnout
$1,750,000.00	$1,500,000.00	$1,750,000.00	$-
$1,800,000.00	$1,500,000.00	$1,800,000.00	$-
$1,850,000.00	$1,500,000.00	$1,850,000.00	$-
$1,900,000.00	$1,500,000.00	$2,100,000.00	$150,000.00
$2,100,000.00	$1,950,000.00	$2,200,000.00	$300,000.00
$2,200,000.00	$2,400,000.00	$2,300,000.00	$450,000.00
$2,300,000.00	$2,850,000.00	$2,400,000.00	$600,000.00
$2,400,000.00	$3,300,000.00	$2,500,000.00	$750,000.00
$2,500,000.00	$3,750,000.00	$2,600,000.00	$900,000.00
$2,600,000.00	$4,200,000.00	$2,700,000.00	$1,050,000.00
$2,700,000.00	$4,650,000.00	$2,800,000.00	$1,200,000.00
$2,800,000.00	$5,100,000.00	$2,900,000.00	$1,350,000.00
$2,900,000.00	$5,550,000.00	$3,000,000.00	$1,500,000.00
$3,000,000.00	$6,000,000.00	$3,100,000.00	$2,100,000.00
$3,100,000.00	$6,000,000.00	$3,200,000.00	$2,700,000.00
$3,200,000.00	$6,000,000.00	$3,300,000.00	$3,300,000.00
$3,300,000.00	$6,000,000.00	$3,400,000.00	$3,900,000.00
$3,400,000.00	$6,000,000.00	$3,500,000.00	$4,500,000.00
$3,500,000.00	$6,000,000.00	$3,600,000.00	$4,800,000.00
$3,600,000.00	$6,300,000.00	$3,700,000.00	$5,100,000.00
$3,700,000.00	$6,600,000.00	$3,800,000.00	$5,400,000.00
$3,800,000.00	$6,900,000.00	$3,900,000.00	$5,700,000.00
$3,900,000.00	$7,200,000.00	$4,000,000.00	$5,875,000.00
$4,000,000.00	$7,375,000.00	$4,100,000.00	$6,050,000.00
$4,100,000.00	$7,550,000.00	$4,200,000.00	$6,225,000.00
$4,200,000.00	$7,725,000.00	$4,300,000.00	$6,400,000.00
$4,300,000.00	$7,900,000.00	$4,400,000.00	$6,575,000.00
$4,400,000.00	$8,075,000.00

Exhibit 2.4.1

Sample Working Capital Calculation